Exhibit A

Gafisa S.A.
Consolidated Financial Statements as of
December 31, 2008, 2007 and 2006
and Report of Independent Registered
Public Accounting Firm

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Shareholders
Gafisa S.A.

1
In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders' equity, of cash flows and of value added present fairly, in all material respects, the financial position of Gafisa S.A. (the "Company") at December 31, 2008, 2007 and 2006, and the results of their operations, their value added and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting practices adopted in Brazil. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Report on Internal Control over Financial Reporting" (not presented herein) appearing on pages F-2 and F-3 of the Company’s 2008 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which was an integrated audit in 2008). We did not audit the consolidated financial statements of Construtora Tenda S.A., a subsidiary, which statements reflect total assets of R$ 1,544,030 thousand as of December 31, 2008, and gross operating revenue of R$ 169,026 thousand for the period from October 22 through December 31, 2008. The consolidated financial statements of Construtora Tenda S.A. were audited by other auditors whose report thereon has been furnished to us, and our opinion, insofar as it relates to the amounts included for Construtora Tenda S.A., is based solely on the report of the other auditors.

2
We conducted our audits in accordance with approved Brazilian auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective

Gafisa S.A.

internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of other auditors provide a reasonable basis for our opinions.

3
As mentioned in Note 2 to the consolidated financial statements, in connection with the changes in the accounting practices adopted in Brazil in 2008, the financial statements for 2007 and 2006, presented for comparison purposes, were adjusted and have been restated pursuant to Accounting Standards and Procedures (NPC) 12 - Accounting Practices, Changes in Accounting Estimates and Correction of Errors.

4
Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 22 to the consolidated financial statements. As discussed in Note 22 to the consolidated financial statements, the Company changed its accounting for minority interest (now termed noncontrolling interests) to conform to Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51" ("SFAS No. 160") effective January 1, 2009 and retrospectively adjusted the financial statements as of and for the years ended December 31, 2008, 2007 and 2006.

5
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of

Gafisa S.A.

financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

6
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

7
As described in "Management's Report on Internal Control over Financial Reporting" (not presented herein) appearing on pages F-2 and F-3 of the Company’s 2008 Annual Report on Form 20-F, management has excluded Construtora Tenda S.A., but not the former subsidiary Fit Residencial Empreendimentos Imobiliários Ltda. which was merged by Construtora Tenda S.A. on October 21, 2008, from its assessment of internal control over financial reporting as of December 31, 2008, because it was acquired by the Company in a purchase business combination during 2008. We have also excluded Construtora Tenda S.A. from our audit of internal control over financial reporting. Construtora Tenda S.A. is a subsidiary whose excluded total assets and gross operating revenue represent 18.5% and 8.2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2008.

São Paulo, June 5, 2009 (except with respect to our opinion on the consolidated financial statements insofar as it relates to the retrospective application of SFAS No. 160, as to which the date is November 13, 2009)

/s/ PricewaterhouseCoopers
Auditores Independentes

Gafisa S.A.

Consolidated Balance Sheets at December 31
In thousands of Brazilian reais

Assets	Note	2008	2007	2006

Current assets
Cash, cash equivalents and marketable securities	4	605,502	517,420	266,159
Receivables from clients	5	1,254,594	473,734	533,593
Properties for sale	6	1,695,130	872,876	422,984
Other accounts receivable	7	182,775	101,920	108,527
Deferred selling expenses		13,304	3,861	3,074
Prepaid expenses		25,396	6,224	5,445

		3,776,701	1,976,035	1,339,782

Non-current assets
Receivables from clients	5	863,950	497,910	41,492
Properties for sale	6	333,846	149,403	63,413
Deferred taxes	15	190,252	78,740	59,918
Other		110,606	42,797	29,330

		1,498,654	768,850	194,153

Investments	8	-	12,192	-
Goodwill, net	8	195,088	207,400	2,544
Property and equipment, net		50,348	32,411	18,844
Intangible assets		18,067	7,897	3,267

		263,503	259,900	24,655

		1,762,157	1,028,750	218,808

Total assets		5,538,858	3,004,785	1,558,590

Gafisa S.A.

Consolidated Balance Sheets at December 31 In thousands of Brazilian reais	(continued)

Liabilities and shareholders' equity	Note	2008	2007	2006

Current liabilities
Loans and financing, net of swaps	9	447,503	68,357	17,305
Debentures	10	61,945	6,590	11,039
Obligations for purchase of land and advances from clients	13	421,584	290,193	266,856
Materials and service suppliers		112,900	86,709	28,381
Taxes and contributions		113,167	71,250	41,575
Salaries, payroll charges and profit sharing		29,693	38,513	18,089
Mandatory dividends	14(b)	26,104	26,981	10,938
Provision for contingencies	12	17,567	3,668	4,105
Other accounts payable	11	97,933	68,368	14,628

		1,328,396	660,629	412,916

Non-current liabilities
Loans and financing, net of swaps	9	600,673	380,433	27,101
Debentures	10	442,000	240,000	240,000
Obligations for purchase of land and advances from clients	13	231,199	103,184	16,325
Deferred taxes	15	239,131	46,070	32,259
Provision for contingencies	12	35,963	17,594	-
Deferred gain on sale of investment	8	169,394	-	-
Negative goodwill on acquisition o fsubsidiaries	8	18,522	32,223	-
Other accounts payable	11	389,759	12,943	22,556

		2,126,641	832,447	338,241

Minority interest		471,402	12,981	-

Shareholders' equity	14
Capital stock		1,229,517	1,221,846	591,742
Treasury shares		(18,050)	(18,050)	(47,026)
Stock options reserve		47,829	25,626	14,087
Capital reserves		134,296	134,296	149,253
Revenue reserves		218,827	135,010	99,377

		1,612,419	1,498,728	807,433

Total liabilities and shareholders' equity		5,538,858	3,004,785	1,558,590

The accompanying notes are an integral part of these financial statements.

Gafisa S.A

Consolidated Statements of Income
Years Ended December 31
In thousands of Brazilian reais, except number of shares and per share amount

	Note	2008	2007	2006

Gross operating revenue
Real estate development and sales	3(a)	1,768,200	1,216,773	660,311
Construction services rendered, net of costs	3(a)	37,268	35,121	21,480
Taxes on services and revenues		(65,064)	(47,607)	(33,633)

Net operating revenue		1,740,404	1,204,287	648,158

Operating costs
Real estate development costs		(1,214,401)	(867,996)	(464,766)

Gross profit		526,003	336,291	183,392

Operating (expenses) income
Selling expenses		(154,401)	(69,800)	(51,671)
General and administrative expenses		(180,839)	(130,873)	(64,310)
Depreciation and amortization		(52,635)	(38,696)	(7,369)
Amortization of gain on partial sale of FIT Residencial		41,008	-	-
Other, net		(10,931)	2,508	4,436

Operating profit before financial income (expenses)		168,205	99,430	64,478

Financial income (expenses)
Financial expenses		(61,008)	(35,291)	(64,932)
Financial income		102,854	63,919	52,989

Income before taxes on income and minority interest		210,051	128,058	52,535

Current income tax and social contribution expense		(24,437)	(12,217)	(4,632)
Deferred tax		(18,960)	(18,155)	(3,893)

Total tax expenses	15	(43,397)	(30,372)	(8,525)

Income before minority interest		166,654	97,686	44,010

Minority interest		(56,733)	(6,046)	-

Net income for the year		109,921	91,640	44,010

Shares outstanding at the end of the year (in thousands)	14(a)	129,963	129,452	103,370

Net income per thousand shares outstanding at the end of the year - R$		0.8458	0.7079	0.4258

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Statements of Changes in Shareholders' Equity
Years Ended December 31, 2008, 2007 and 2006
In thousands of Brazilian reais

					Revenue reserves

	Capital stock	Treasury shares	Stock options reserve	Capital reserves	Legal reserve	Statutory reserve	For investments	Retained earnings	Total

At December 31, 2005	227,363	(47,026)	-	27,832	7,602	-	86,629	(27,926)	274,474
Capital increase
Initial Public Offering	352,756	-	-	141,637	-	-	-	-	494,393
Stock issuance expenses, net of taxes	-	-	-	(18,023)	-	-	-	-	(18,023)
Havertown subscription	3,414			2,765	-	-	-	-	6,179
Exercise of stock options	8,209	-	-	-	-	-	-	-	8,209
Stock option plan	-	-	9,129	-	-	-	-	-	9,129
Net income for the year	-	-	-	-	-	-	-	44,010	44,010
Appropriation of net income
Legal reserve	-	-	-	-	2,303	-	-	(2,303)	-
Dividends	-	-	-	-	-	-	-	(10,938)	(10,938)
Investments reserve	-	-	-	-	-	-	2,843	(2,843)	-

At December 31, 2006	591,742	(47,026)	9,129	154,211	9,905	-	89,472	-	807,433
Capital increase
Public offering	487,813	-	-	-	-	-	-	-	487,813
Stock issuance expenses, net of taxes	-	-	-	(19,915)	-	-	-	-	(19,915)
Capital increase - Alphaville Urbanismo S.A.	134,029	-	-	-	-	-	-	-	134,029
Exercise of stock options	8,262	-	-	-	-	-	-	-	8,262
Additional 2006 dividends	-	-	-	-	-	-	-	(50)	(50)
Cancellation of treasury shares	-	28,976	-	-	-	-	(28,976)	-	-
Stock option plan	-	-	16,497	-	-	-	-		16,497
Net income for the year	-	-	-	-	-	-	-	91,640	91,640
Appropriation of net income
Legal reserve	-	-	-	-	5,680	-	-	(5,680)	-
Minimum mandatory dividends	-	-	-	-		-	-	(26,981)	(26,981)
Statutory reserve	-	-	-	-	-	80,892	-	(80,892)	-
Transfer from investments reserve	-	-	-	-	-	-	(21,963)	21,963	-

At December 31, 2007	1,221,846	(18,050)	25,626	134,296	15,585	80,892	38,533	-	1,498,728
Capital increase
Exercise of stock options	7,671	-	-	-	-	-	-	-	7,671
Stock option plan	-	-	22,203	-	-	-	-	-	22,203
Net income for the year	-	-	-	-	-	-	-	109,921	109,921
Appropriation of net income
Legal reserve	-	-	-	-	5,496	-	-	(5,496)	-
Minimum mandatory dividends	-	-	-	-	-	-	-	(26,104)	(26,104)
Statutory reserve	-	-	-	-	-	78,321	-	(78,321)	-

At December 31, 2008	1,229,517	(18,050)	47,829	134,296	21,081	159,213	38,533	-	1,612,419

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Consolidated Statements of Value Added
Years Ended December 31
In thousands of Brazilian reais

	2008	2007	2006

Gross revenues
Real estate development sales and services	1,814,109	1,251,894	681,791
Allowance for doubtful accounts	(8,641)	-	-

	1,805,468	1,251,894	681,791

Purchases from third parties
Real estate development	(1,160,906)	(850,202)	(456,643)
Materials, energy, service suppliers and other	(233,147)	(111,671)	(59,966)

	(1,394,053)	(961,873)	(516,609)

Gross value added	411,415	290,021	165,182

Deductions
Depreciation and amortization	(52,635)	(38,696)	(7,369)

Net value added produced	358,780	251,325	157,813

Value added received through transfer
Financial income	102,854	63,919	52,989
Amortization of negative goodwill from gain on partial sale of FIT Residencial	41,008	-	-

	143,862	63,919	52,989

Total value added to be distributed	502,642	315,244	210,802

Value added distributed
Personnel and charges	146,771	93,275	44,929
Taxes and contributions	131,448	77,244	48,807
Interest and rents	114,502	53,085	73,056
Earnings reinvested	83,817	64,609	33,072
Dividends	26,104	27,031	10,938

	502,642	315,244	210,802

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Consolidated Statements of Cash Flows
Years Ended December 31
In thousands of Brazilian reais

	2008	2007	2006

Cash flows from operating activities
Net income	109,921	91,640	44,010

Expenses (income) not affecting cash and cash equivalents
Depreciation and amortization	52,635	38,696	7,369
Stock option expenses	26,138	17,820	9,129
Deferred gain on sale of investment	(41,008)	-	-
Unrealized interest and charges, net	116,771	22,934	39,437
Deferred tax	18,960	18,155	3,893
Minority interest	56,733	6,046	-
Decrease (increase) in assets
Receivables from clients	(580,843)	(436,691)	(205,525)
Properties for sale	(703,069)	(579,496)	(182,067)
Other accounts receivable	(65,344)	(6,011)	(45,229)
Deferred selling expenses	(5,211)	13,171	(569)
Prepaid expenses	(19,172)	(723)	(2,665)
Increase (decrease) in liabilities
Obligations for real state developments	-	(6,733)	(57,963)
Obligations for purchase of land	217,453	97,757	69,633
Taxes and contributions	38,977	28,718	(5,674)
Provision for contingencies	13,933	-	(317)
Materials and service suppliers	(14,363)	60,982	502
Advances from clients	(28,160)	61,527	103,474
Salaries, payroll charges and profit sharing	(19,475)	20,428	7,607
Other accounts payable	12,612	99,851	(56,233)

Cash used in operating activities	(812,512)	(451,929)	(271,188)

Cash flows from investing activities
Cash acquired at Tenda	66,904	-	-
Purchase of property and equipment	(63,127)	(61,279)	(21,612)
Restricted cash in guarantee to loans	(67,077)	(9,851)	-
Acquisition of investments	(15,000)	(78,160)	(3,997)

Cash used in investing activities	(78,300)	(149,290)	(25,609)

Cash flows from financing activities
Capital increase	7,671	496,075	508,781
Stock issuance expenses	-	(19,915)	(18,023)
Loans and financing obtained	775,906	426,969	303,188
Repayment of loans and financing	(145,697)	(51,737)	(364,115)
Contributions from venture partners	300,000	-	-
Assignment of credits receivable, net	916	2,225	(766)
Dividends paid	(26,979)	(10,988)	-

Cash provided by financing activities	911,817	842,629	429,065

Net increase in cash and cash equivalents	21,005	241,410	132,268

Cash and cash equivalents
At the beginning of the year	507,569	266,159	133,891
At the end of the year	528,574	507,569	266,159

Net increase in cash and cash equivalents	21,005	241,410	132,268

The accompanying notes are an integral part of these financial statements.

Gafisa S.A. Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

1	Operations

Gafisa S.A. and its subsidiaries (collectively, the "Company") started its operations in 1997 with the objectives of: (a) promoting and managing all forms of real estate ventures, on its own behalf or for third parties; (b) purchasing, selling and negotiating real estate properties in general, including provision of financing to real estate clients; (c) carrying out civil construction and civil engineering services; (d) developing and implementing marketing strategies related to its own or third party real estate ventures, and; (e) investing in other Brazilian or foreign companies which have similar objectives as the Company's.

The Company forms jointly-controlled ventures (Special Purpose Entities - SPEs) and participates in consortia and condominiums with third parties as a means of meeting its objectives. The controlled entities share the structure and corporate, managerial and operating costs with the Company.

In February 2006, the Company concluded its Brazilian initial public offering on the Novo Mercado of the Bolsa de Valores de São Paulo - BOVESPA, raising proceeds of R$ 494,393 through issuance of 26,724,000 Common shares.

In January 2007, the Company acquired 60% of the voting capital of Alphaville Urbanismo S.A. ("Alphaville"), a company which develops and sells residential condominiums throughout Brazil. The purchase commitment for the remaining 40% of Alphaville's voting capital will be determined by means of an economic and financial evaluation of Alphaville to be carried out, according to the agreement, by 2012 (Note 8).

In March 2007, the Company completed a public offering of stock on the New York Stock Exchange - NYSE, resulting in a capital increase of R$ 487,813 with the issue of 18,761,992 Common shares equivalent to 9,380,996 ADRs. The expenses related to this public offering of the Company's stock, net of respective tax effects, totaled R$ 19,915 and were charged to Capital reserve.

In October 2007, Gafisa completed the acquisition of 70% of the voting capital of Cipesa Engenharia S.A. ("Cipesa"), a real estate developer in the state of Alagoas (Note 8). In 2007, the Company launched its operations in the lower income real estate market through its subsidiary FIT Residencial Empreendimentos Imobiliários Ltda. ("FIT Residencial"). On September 1, 2008, the Company and Construtora Tenda S.A. ("Tenda") consummated a merger of Tenda and FIT Residencial, by means of a Merger Protocol and Justification. On October 3, 2008, this Merger Protocol and Justification was approved by Gafisa's Board of Directors, as well as the first Amendment to the Protocol. Upon exchange of FIT Residencial quotas for Tenda shares, the Company received 240,391,470 common shares, representing

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

60% of total and voting capital of Tenda after the merger of FIT Residencial, in exchange for 76,757,357 quotas of FIT Residencial. The Tenda shares received by the Company in exchange for FIT Residencial quotas will have the same rights, attributed on the date of the merger of the shares held by the Company, and will receive all benefits, including dividends and distributions of capital that may be declared by Tenda as from the merger approval date. On October 21, 2008, the merger of FIT Residencial into Tenda was approved at an Extraordinary Shareholders' Meeting by the Company's shareholders (Note 8).

Bairro Novo Empreendimentos Imobiliários S.A. ("Bairro Novo") was incorporated in March 2007 by Gafisa S.A. and Odebrecht Empreendimentos Imobiliários Ltda. ("Odebrecht Empreendimentos"), with control shared by both companies through a joint venture. On February 27, 2009, the joint venture was dissolved (Note 20).

2	Presentation of Financial Statements

These financial statements were approved by the Board of Directors for issuance on March 9, 2009.

(a)	Basis of presentation

The financial statements were prepared in accordance with accounting practices adopted in Brazil as determined by the Brazilian Corporate law ("Corporate Law"), the Accounting Standards Committee ("CPC"), the Federal Accounting Council ("CFC"), the IBRACON - Institute of Independent Auditor of Brazil ("IBRACON") and additional regulations and resolutions of the Brazilian Securities Commission ("CVM") (collectively, "Brazilian GAAP").

The financial statements have been prepared in Brazilian reais and differ from the Corporate Law financial statements previously issued due to the number of periods presented. The financial statements prepared by the Company for statutory purposes, which include the consolidated financial statements and the stand alone financial statements of the parent company, Gafisa S.A., were filed with the CVM in March 2009. The financial statements presented herein do not include the parent company's stand alone financial statements and are not intended to be used for statutory purposes. The Summary of Principal Differences between Brazilian GAAP and US GAAP (Note 22) is not required by Corporate Law and is presented only for purposes of these financial statements.

The statements of cash flows were reclassified from that originally presented as part of the consolidated financial statements for the years ended December 31, 2008 and 2007.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

Law No. 11.638/07 enacted on December 28, 2007 introduced changes to the Corporate Law to be applied as from financial statements presented for the year ended December 31, 2008. To assure consistency of presentation, the Company and its subsidiaries have retroactively applied changes to Brazilian GAAP introduced by the newly formed CPC and the provisions of Law No. 11.638/07 from January 1, 2006 and have elected for tax purposes to adopt Provisional Measure No. 449/08 ("MP No. 449/08"). By opting to apply the provisions of MP No. 449/08, the effects of the accounting changes to Brazilian GAAP introduced by Law No. 11.638/07 and the new CPC standards do not generate tax effects for two years.

The effects of changes to Brazilian GAAP on shareholders' equity and results of operations as at and for the years ended December 31 are as follows:

	2007	2006

Shareholders' equity as originally reported	1,530,763	814,087
Adjustment to present value of assets and liabilities	(40,971)	(15,955)
Barter transactions - land in exchange for units	4,617	4,440
Warranty provision	(2,400)	(7,700)
Depreciation of sales stands, facilities, model apartments and related furnishings	(11,408)	(1,853)
Minority interest	4,055	-
Other, including deferred taxes	14,072	14,414

Shareholders' equity as presented herein	1,498,728	807,433

Net income for the year as originally reported	113,603	46,056
Adjustment to present value of assets and liabilities	(22,113)	(13,460)
Barter transactions - land in exchange for Units	4,617	177
Stock option plans	(17,291)	(9,129)
Warranty provision	(1,200)	(1,200)
Depreciation of sales stands, facilities, model apartments and related furnishings	(9,555)	(1,853)
Stock issuance expenses	19,915	18,023
Minority interest	(8,801)	-
Other, including deferred taxes	12,465	5,396

Net income for the year as presented herein	91,640	44,010

These changes to Brazilian GAAP are summarized as follows:

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

(i)	Cash equivalents

The Company classifies highly-liquid short-term investments which are readily convertible into a known amount of cash and subject to an insignificant risk of change in value as Cash equivalents, pursuant to CPC No. 03, "Statement of Cash Flows".

(ii)	Minority interest and deferred taxes

The Company adjusted for minority interest in subsidiaries and recorded deferred taxes on the changes to Brazilian GAAP.

(iii)	Financial instruments and fair value

Pursuant to CPC No. 14, "Financial Instruments: Recognition, Measurement and Evidence", financial instruments are classified among four categories: (i) financial assets or liabilities measured at fair value through income, (ii) held to maturity, (iii) loans and receivables, and (iv) available for sale. The classification depends upon the purpose for which the financial assets and liabilities were acquired. Management classifies its financial assets and liabilities when initially recognized.

At December 31, 2008, 2007 and 2006, the Company elected to apply the ‘fair value option' to certain financial assets (cross-currency interest rate swaps) and liabilities (foreign currency liabilities) recording these at fair value through income, thereby mitigating volatility from inconsistent measurement bases.

For financial assets without an active market or market listing, the Company measures the fair value by applying valuation techniques. These techniques include the use of recent transactions with third parties benchmarking against other instruments that are substantially similar, analysis of discounted cash flows and option pricing models always maximizing sources of information provided by the market and minimizing management sourced data. The Company evaluates if there is objective evidence of asset impairment at the balance sheet date indicating that a financial asset or a group of financial assets is recorded at an amount which exceeds its recoverable amount.

(iv)	Debenture and share issuance expenses

As per CPC No. 08, "Transaction Costs and Premiums on Issuance of Securities", share issuance expenses are accounted for as a direct reduction of capital raised. Transaction costs and premiums on issuance of debt securities are amortized over the terms of the security and the balance is presented net of issuance expenses.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

(v)	Stock options

As approved by its Board of Directors, the Company offers to its selected executives share-based compensation plans ("Stock Options").

CPC No. 10, "Share-based Compensation" requires that the options, calculated at the grant date, be recognized as an expense against shareholders' equity, over the period the services are rendered through the vesting date.

(vi)	Deferred charges

As required by CPC No. 13, "Initial Adoption of Law 11.638/07" and MP No. 449/08, deferred pre-operating expenses were written off to retained earnings at the transition date and amortization expenses were reversed.

(vii)	Adjustment to present value of assets and liabilities

In conformity with CPC No. 12, "Adjustment to Present Value", the assets and liabilities arising from long-term transactions were adjusted to present value.

As specified by CPC Interpretation ("CPC (O)") No. 01, "Real Estate Development Entities", for inflation-indexed receivables arising from installment sales of unfinished units, the receivables formed prior to delivery of the units which does not accrue interest, were discounted to present value. The present value adjustment is accreted to Net operating revenue as the Company finances its clients through delivery of the units. The present value adjustment accreted to Real estate development revenue for the years ended December 31, 2008, 2007 and 2006 was income of R$ (3,147) and an expense of R$ 39,553 and R$ 15,689, respectively.

As interest from funds used to finance the acquisition of land for development and construction is capitalized, the accretion of the present value adjustment arising from the obligation is recorded in Real estate development operating costs or against inventories of Properties for sale, as the case may be, until the construction phase of the venture is completed. The present value adjustment accreted to Real estate development operating costs for the years ended December 31, 2008, 2007 and 2006 resulted in income of R$ (1,838) and an expense of R$ 517 and income of R$ 2,229, respectively.

(viii)	Warranty provision

Consistent with CPC (O) No. 01, the Company records a provision for warranties, unless a third party provides warranties for the services rendered during construction. The warranty term is five years from the delivery of the unit.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

(ix)	Barter transactions

As per CPC (O) No. 01, for barter transactions of land in exchange for units, the value of land acquired by the Company is calculated based on the fair value of real estate units to be delivered, and recorded in inventories of Properties for sale against liabilities for Advances from clients, at the time the barter agreement is signed. The percentage-of-completion criteria adopted for appropriation of income is also applied to these transactions.

(x)	Expenditures on sales stands, facilities,
model apartments and related furnishings

As per CPC (O) No. 01, expenditures incurred for the construction of sales stands, facilities, model apartments and related furnishings are capitalized as Property and equipment. Depreciation commences upon launch of the development and is recorded over the average term of one year and subject to periodical analysis of asset impairment.

(xi)	Share issuance expenses

As per CPC No. 08, the costs related to the share issuances, originally accounted for as expenses were reclassified, net of tax effects, to the Capital reserve.

(xii)	Tax effects and the Transitory Tax Regime ("RTT")

The income tax and social contribution effects arising from the initial adoption of Law 11.638/07, upon election to adopt the provisions of MP No. 449/08, were recorded based on the pre-existing tax regulations. Gafisa S.A. and its subsidiaries' elections to follow the provisions of the RTT, as provided for by MP No. 449/08, will be declared in the corporate income tax returns (DIPJ) to be filed in 2009.

(xiii)	Retained earnings

At December 31 of each year, the remaining balance of retained earnings is appropriated to the applicable reserve accounts, according to the Company's Bylaws, in conformity with the Corporate Law and CVM Instructions.

(b)	Use of estimates

The preparation of financial statements in conformity with Brazilian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, the selection of the useful lives of property and equipment, provisions necessary for contingent liabilities, fair values, revenue recognition, taxes, budgeted costs and other similar charges. Actual results may differ from the estimates.

(c)	Consolidation of financial statements

The consolidated financial statements include the accounts of Gafisa S.A. and those of all of its subsidiaries (Note 8), with separate disclosure of the participation of minority shareholders. The proportional consolidation method is used for investments in jointly-controlled investees, which are all governed by shareholder agreements; as a consequence, assets, liabilities, revenues and costs are consolidated based on the proportion of the equity interest the Company holds in the capital of the investee.

All significant intercompany accounts and transactions are eliminated upon consolidation, including investments, current accounts, dividends receivable, income and expenses and unrealized results among consolidated companies.

Transactions and balances with related parties, primarily shareholders and investees, are disclosed (Note 17).

The statement of changes in shareholders' equity reflects the changes in Gafisa S.A.'s parent company's books.

3	Significant Accounting Practices

The more significant accounting practices adopted in the preparation of the financial statements are as follows:

(a)	Recognition of results

(i)	Real estate development and sales

Revenues, as well as costs and expenses directly related to real estate development units sold, are recognized over the course of the construction period of the projects, based on a financial measure of completion, and not at the time of execution of the agreements for the sale of units or the receipt of the amounts corresponding to the sale of units.

For completed units, the revenue is recognized when the sale is made, regardless of the receipt of the contractual amount, provided that the following conditions are met: (a) the result is determinable, that is, the collectibility of the sale price is reasonably assured or the amount

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

that will not be collected can be estimated, and (b) the earnings process is virtually complete, that is, the Company is not obliged to perform significant activities after the sale to earn the profit. The collectibility of the sales amount is evaluated based on the client's commitment to pay, which in turn is supported by initial and continuing investment.

In the sales of unfinished units, the following procedures and rules were observed:

.	The incurred cost (including the costs related to land) corresponding to the units sold is fully appropriated to the result.

.
The percentage of incurred cost (including costs related to land) is measured in relation to total estimated cost, and this percentage is applied on the revenues from units sold, determined in accordance with the terms established in the sales contracts, thus determining the amount of revenues and selling expenses to be recognized.

.
Any amount of revenues recognized that exceeds the amount received from clients is recorded as current or long-term assets. Any amount received in connection with the sale of units that exceeds the amount of revenues recognized is recorded as "Advances from clients".

.
Interest and inflation-indexation charges on accounts receivable as from the time the client takes possession of the property, as well as the adjustment to present value of accounts receivable, are appropriated to the result from the development and sale of real estate using the accrual basis of accounting.

.
the financial charges on accounts payable for the acquisition of land and real estate credit operations during the construction period are appropriated to the cost incurred, and recognized in results upon the sale of the units of the venture to which they are directly related.

Deferred taxes are booked on the difference between the revenues recorded from real estate development for accounting purposes and revenue recorded on a cash basis for tax purposes.

The other income and expenses, including advertising and publicity, are appropriated to the results as they are incurred using the accrual basis of accounting.

(ii)	Construction services

Revenues from real estate services consist primarily of amounts received in connection with construction management activities for third parties, technical management and management of real estate. The revenues are recognized as services are rendered, net of the corresponding costs incurred. Cost incurred totaled R$ 63,896 for the year ended December 31, 2008 (2007 - R$ 26,546, 2006 - R$ 46,053).

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

(b)	Cash and cash equivalents

Consist primarily of bank certificates of deposit and investment funds, denominated in reais, having a ready market and original maturity of 90 days or less or in regard to which there are no penalties or other restrictions for early redemption, recognized at market value.

At December 31, 2008, 2007 and 2006, the amount related to investment funds is recorded at market value.

Investment funds in which the Company is the sole owners are fully consolidated.

(c)	Receivables from clients

These are stated at cost plus accrued interest and indexation adjustments. The allowance for doubtful accounts, when necessary, is provided in an amount considered sufficient by management to meet expected losses.

The installments due are indexed based on the National Civil Construction Index (INCC) during the construction phase, and based on the General Market Prices Index (IGP-M) after delivery of the units. The balance of the accounts receivable (after delivery) generally accrues annual interest of 12%. The financial revenues are recorded in results under "Real estate development" (December 31, 2008, 2007 and 2006, R$ 45,722, R$ 20,061 and R$ 39,832, respectively).

(d)	Certificates of real estate receivables (CRIs)

The Company assigns receivables for the securitization and issuance of mortgage-backed securities ("CRI"). When this assignment does not involve right of recourse, they are recorded as a reduction of accounts receivable. When the transaction involves recourse against the Company, the accounts receivable sold are maintained on the balance sheet. The financial guarantees, when a participation is acquired (subordinated CRI) and maintained to secure the receivables that were assigned, are recorded in the balance sheet in Long-term receivables at fair value.

(e)	Properties for sale

Land is stated at cost of acquisition. Land is recorded only after the deed of property is fully consummated. The Company also acquires land through barter transactions where, in exchange for the land acquired, it undertakes to deliver (a) real estate units under development or (b) part of the sales revenues originating from the sale of the real estate units. Land acquired through barter transaction is stated at fair value.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

Properties are stated at construction cost, which does not exceed net realizable value. In the case of real estate developments in progress, the portion in inventories corresponds to the cost incurred for units that have not yet been sold. The cost comprises construction (materials, own or outsourced labor and other related items) and land, including financial charges appropriated to the development as incurred during the construction phase.

When the cost of construction of properties for sale exceeds the expected cash flow from sales, once completed or still under construction, an impairment charge is recognized in the period when the book value is considered no longer to be recoverable. This analysis is consistently applied to residential ventures targeted at the low, medium and high income markets, regardless of their geographic region or construction phase.

Properties for sale are reviewed to evaluate the recovery of the book value of each real estate development when events or changes in macroeconomic scenarios indicate that the book value may not be recoverable. If the book value of a real estate development is not recoverable, compared to its realizable value through expected cash flows, a provision is recorded.

In the year ended December 31, 2008, the Company cancelled certain real estate developments and reversed gross margin of R$ 15,700 of recorded gross profit. No reversals were made in 2007 and 2006.

The Company capitalizes interest on developments during the construction phase, arising from the National Housing System and other credit lines that are used for financing the construction of developments (limited to the corresponding financial expense amount). Interest capitalized in 2008 totaled R$ 33,669 (2007 - R$ 36,686; 2006 - R$ 5,236).

(f)	Deferred selling expenses

These include brokerage expenditures, recorded in results following the same percentage-of-completion criteria adopted for the recognition of revenues. The charges related to sales commission of the buyer are not recognized as revenue or expense of the Company.

(g)	Warranty provision

On December 31, 2008, 2007 and 2006, the Company presented a provision to cover expenditures for repairing construction defects covered during the warranty period, amounting to R$ 11,900, R$ 8,671 and R$ 7,295, respectively. The warranty period is five years from the delivery of the unit.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

(h)	Prepaid expenses

These refer to sundry expenses which are taken to income in the period to which they relate.

(i)	Property and equipment

Property and equipment is stated at cost. Depreciation is calculated a straight-line based on the estimated useful life of the assets, as follows: (i) vehicles - 5 years; (ii) office equipment and other installations - 10 years; (iii) sales stands, facilities, model apartments and related furnishings - 1 year.

(j)	Intangible assets

Intangible assets relate to the acquisition and development of computer systems and software licenses, stated at acquisition cost, and are amortized over a period of up to five years.

(k)	Investments in subsidiaries and
jointly-controlled investees

(i)	Net equity value

If the Company holds more than half of the voting capital of another company, the latter is considered a subsidiary and is consolidated. In situations where shareholder agreements grant the other party veto rights affecting the Company's business decisions with regards to its subsidiary, such affiliates may be considered to be jointly-controlled companies and are recorded on the equity method.

Unrealized gains or transactions between Gafisa S.A. and its affiliates and subsidiary companies are eliminated in proportion to the Gafisa S.A.'s interest; unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the asset transferred.

When the Company's interest in the losses of subsidiaries is higher than the amount invested, the Company recognizes the residual portion of the net capital deficiency since it assumes obligations to make payments on behalf of these companies or for advances for future capital increase.

The accounting practices of acquired subsidiaries are aligned with those of the Company.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

(ii)	Goodwill and negative goodwill on
the acquisition of investments

Goodwill is determined at the acquisition date and represents the excess purchase price over the proportion of the underlying book value, based on the interest in the shareholders' equity acquired. Negative goodwill is also determined at the acquisition date and represents the excess of the book value of assets acquired over the purchase consideration.

Goodwill is amortized in accordance with the underlying economic basis which considers factors such as the land bank, the ability to generate results from developments launched and/or to be launched and other inherent factors. Goodwill that cannot be justified economically is immediately charged to results for the year. Negative goodwill that is not justified economically is recognized in the results only upon disposal of the investment. The Company evaluates whether there are any indications of permanent loss and records an impairment provision, if required, to adjust the carrying value of goodwill to recoverable amounts or to realizable values.

(l)	Obligations for purchase of land and
advances from clients

These are contractual obligations established for purchases of land in inventory (Property for sale) which are stated at amortized cost plus interest and charges, when applicable.

The obligations related to barter transactions of land in exchange for real estate units are stated at fair value, against Advances from clients (Note 13).

(m)	Selling expenses

Selling expenses include advertising, promotion, brokerage fees and similar expenses.

(n)	Taxes on income

Taxes on income in Brazil comprise Federal income tax (25%) and social contribution (9%), as recorded in the statutory accounting records, for entities on the ‘taxable profit regime', for which the composite statutory rate is 34%. Deferred taxes are provided on all temporary tax differences.

As permitted by tax legislation, certain subsidiaries and jointly-controlled companies, the annual billings of which were lower than a specified amount, opted for the ‘presumed profit regime'. For these companies, the income tax basis is calculated at the rate of 8% on gross

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

revenues plus financial income and for the social contribution basis at 12% on gross revenues plus financial income, upon which the income tax and social contribution rates, of 25% and 9%, respectively, are applied. All tax losses expected to be recovered through offset are recorded as deferred tax assets.

The deferred tax assets are recognized to the extent that future taxable income is expected to be available to be used to offset temporary differences based on the budgeted future results prepared based on internal assumptions. New circumstances and economic scenarios may, change the estimates.

Deferred tax assets arising from net operating losses have no expiration dates, though offset is restricted to 30% of annual taxable income. Taxable entities on the presumed profit regime cannot offset prior year losses against tax payable.

In the event realization of deferred tax assets is not considered to be probable, no amount is recorded (Note 15). Reclassifications from results to shareholders' equity, when applicable, are made net of taxes.

(o)	Other current and long-term liabilities

These liabilities are stated on the accrual basis at their known or estimated amounts, plus, when applicable, the corresponding indexation charges and foreign exchange gains and losses.

The liability for future compensation of employee vacations earned is fully accrued.

Gafisa S.A. and its subsidiaries do not offer private pension plans or retirement plan to employees.

(p)	Stock option plans

The fair value of services received from the plan participants, in exchange for options, is determined in relation to the fair value of shares, on the grant date of each plan and recognized as an expense through the vesting date.

(q)	Profit sharing program for
employees and officers

The Company provides for the distribution of profit sharing benefits and bonuses to employees (included in General and administrative expenses).

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

Additionally, the Company's bylaws provide for the distribution of profit sharing to executive officers (in an amount that does not exceed the lower of (i) their annual compensation or (ii) 10% of the Company's net income).

The bonus systems operate on a three-tier performance-based structure in which the corporate efficiency targets as approved by the Board of Directors must first be achieved, followed by targets for the business units and lastly individual performance targets. Amounts paid with respect to the program may differ from the liability accrued.

(r)	Present value adjustment

Certain asset and liability items were adjusted to present value based on discount rates that reflect management's best estimate of the value of money over time and the specific risks of the asset and the liability.

(s)	Cross-currency interest rate swap
and derivative transactions

The Company has derivative instruments for the purposes of mitigating the risk of its exposure to the volatility of currencies, indices and interest rates, recognized at fair value directly in income. In accordance with its treasury policies, the Company does not acquire or issue derivative financial instruments for speculative purposes.

(t)	Financial liabilities recorded at fair value

The Company recorded certain loans denominated in foreign currency as financial liabilities at fair value through income. These transactions are directly linked to the cross-currency interest rate swaps and are recognized at fair value. Changes in the fair value of financial liabilities are directly recognized in results.

(u)	Impairment of financial assets

At each balance sheet date, or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable, the Company evaluates whether there are any indications of impairment of a financial asset or group of financial assets in relation to the market value, and its ability to generate positive cash flows to support its realization. A financial asset or group of financial assets is considered impaired when there is objective evidence of a decrease in recoverable value as a result of one or more events that occurred after the initial recognition of the asset, which impact estimated future cash flows.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

(v)	Earnings per share

Earnings per share are calculated based on the number of shares outstanding at the end of each year, net of treasury shares.

4	Cash, Cash Equivalents and Financial Investments

	2008	2007	2006

Cash and cash equivalents
Cash and banks	73,538	79,590	45,231
Cash equivalents
Bank Certificates of Deposits - CDBs	185,334	8,487	218,869
Investment funds	149,772	299,067	2,059
Securities purchased under agreement to resell	114,286	111,392	-
Other	5,644	9,033	-

Total cash and cash equivalents	528,574	507,569	266,159

Restricted cash in guarantee to loans (Note 9)	76,928	9,851	-

Total cash, cash equivalents and financial investments	605,502	517,420	266,159

Pursuant to CVM Instruction No. 408/04, investments funds in which the Company has an exclusive interest are consolidated.

Deposits pledged in guarantee to loans are remunerated based on the CDI rate.

5	Receivables from Clients

	2008	2007	2006

Current	1,254,594	473,734	533,593
Non-current	863,950	497,910	41,492

	2,118,544	971,644	575,085

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

The balance of accounts receivable from the units sold and not yet delivered is limited to the portion of revenues accounted for net of the amounts already received. A portion of the full mortgage receivables are assigned in guarantee to loans (Note 9).

The balances of advances from clients (development and services), which exceed the revenues recorded in the period, amount to R$ 90,363 on December 31, 2008 (2007 - R$ 47,662, 2006 - R$ 76,146), and are classified in Obligations for purchase of land and advances from clients.

Other than for Tenda, an allowance for doubtful accounts is not considered necessary, since the accounts receivable history of losses is insignificant. The Company's evaluation of the risk of loss takes into account that these receivables refer mostly to developments under construction, for which the transfer of the property deed only takes place after the settlement and/or negotiation of the client receivables.

The allowance for doubtful accounts for Tenda, totaled R$ 18,815 on December 31, 2008, and is considered sufficient by the Company's management to cover future losses on the realization of accounts receivable of this subsidiary.

At December 31, 2008, the balance of accounts receivable was reduced by an adjustment to present value of R$ 62,266 (2007 - R$ 39,553, 2006 - R$ 18,184).

6	Properties for Sale

	2008	2007	2006

Land	750,555	656,146	233,033
Property under construction	1,181,930	324,307	221,995
Completed units	96,491	41,826	31,369

	2,028,976	1,022,279	486,397

Current portion	1,695,130	872,876	422,984
Non-current portion	333,846	149,403	63,413

The Company has undertaken commitments to built units bartered for land, accounted for based on the fair value of the bartered units. At December 31, 2008, the balance of land acquired through barter transactions totaled R$ 169,658 (2007 - R$105,424, 2006 - R$ 75,120).

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

7	Other Accounts Receivable

	2008	2007	2006

Current accounts related to real estate ventures (*)	60,513	17,928	47,272
Advances to suppliers	53,084	22,197	10,765
Recoverable taxes	18,905	8,347	11,005
Deferred PIS and COFINS	10,187	8,274	7,940
Credit assignment receivables	7,990	8,748	10,773
Client refinancing to be released	4,392	8,510	10,413
Advances for future capital increase	1,645	10,350	-
Other	26,059	17,566	10,359

	182,775	101,920	108,527

(*)
The Company participates in the development of real estate ventures with other partners, directly or through related parties, through condominiums and/or consortia. The management structure of these enterprises and the cash management are centralized in the lead partner of the enterprise, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective participation percentage, which are not subject to indexation or financial charges and do not have a predetermined maturity date. The average term for the development and completion of the projects in which the resources are invested is between 24 and 30 months. Other payables to partners of real estate ventures are presented separately.

8	Investments in Subsidiaries

In January 2007, upon the acquisition of 60% of Alphaville, arising from the merger of Catalufa Participações Ltda., a capital increase of R$ 134,029 was approved upon the issuance for public subscription of 6,358,116 common shares. This transaction generated goodwill of R$ 163,589 recorded based on expected future profitability, which is being amortized to match the estimated profit before taxes of Alphaville over a ten year period. During the year ended December 31, 2008, the Company amortized R$ 10,733 of goodwill arising from the acquisition of Alphaville. The Company has a commitment to purchase the remaining 40% of Alphaville's capital stock based on the fair value of Alphaville, evaluated at the future acquisition dates, the purchase consideration for which cannot yet be calculated and, consequently, is not recognized. The acquisition agreement provides that the Company undertakes to purchase the remaining 40% of Alphaville (20% in January 2010 and 20% in January 2012) for settlement in cash or shares, at the Company's sole discretion.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

On October 26, 2007, the Company acquired 70% of Cipesa whereupon Gafisa S.A. and Cipesa incorporated a new company, Cipesa Empreendimentos Imobiliários Ltda. ("Nova Cipesa"), in which the Company holds a 70% interest and Cipesa has 30%. Gafisa S.A. made a contribution in Nova Cipesa of R$ 50,000 in cash and acquired the shares which Cipesa held in Nova Cipesa amounting for R$ 15,000, paid on October 26, 2008. Cipesa is entitled to receive from the Company a variable portion corresponding to 2% of the Total Sales Value (VGV), as defined, of the projects launched by Nova Cipesa through 2014, not to exceed R$ 25,000. Accordingly, the Company´s purchase consideration totaled R$ 90,000 and goodwill amounting to R$ 40,686 was recorded, based on expected future profitability, which will be amortized in variable installments to match the estimated pretax income of Nova Cipesa, calculated over a ten year period.

In November 2007, the Company acquired for R$ 40,000 the remaining interest in certain ventures with Redevco do Brasil Ltda. ("Redevco"). As a result of this transaction, the Company recognized negative goodwill of R$ 31,235, based on expected future results to match the estimated pretax income of these SPEs over a ten year period. In the year ended December 31, 2008, the Company amortized negative goodwill amounting to R$ 12,713 arising from the acquisition of the SPEs.

On October 21, 2008, as part of the acquisition of its interest in Tenda, the Company contributed the net assets of FIT Residencial amounting to R$ 411,241, acquiring 60% of the shareholders' equity of Tenda (book value of the 60% interest representing an investment in net assets of R$ 621,643), which at that date presented shareholders' equity book value of R$ 1,036,072 The sale of the 40% quotas of FIT Residencial to Tenda shareholders in exchange for the Tenda shares generated negative goodwill of R$ 210,402, which is based on expected future results, reflecting the gain on the sale of the interest in FIT Residencial (Gain on the exchange of shares). This negative goodwill is being amortized over the average construction period (through delivery of the units) of the real estate ventures of FIT Residencial at October 21, 2008. From October 22 to December 31, 2008, the Company amortized R$ 41,008 of the negative goodwill (Deferred gain on sale of investment).

(a)       Ownership interests

Information on investees

	Interest - %			Shareholders' equity			Net income (loss		)

Investees	2008	2007	2006	2008	2007	2006	2008	2007	2006

Tenda	60.00	-	-	1,062,213	-	-	26,142	-	-
FIT Residencial	60.00	100.00	-	-	(14,974)	(2)	(22,263)	(14,941)	-
Bairro Novo	50.00	50.00	-	8,164	10,298	-	(18,312)	(1,902)	-
Alphaville	60.00	60.00	-	69,211	42,718	-	35,135	20,905	-
Cipesa Holding	100.00	100.00	-	62,157	47,954	-	(6,349)	(1,359)	-
Península SPE1 S.A.	50.00	50.00	50.00	(1,139)	(1,390)	(963)	205	(427)	(261)
Península SPE2 S.A.	50.00	50.00	50.00	98	(955)	(3,222)	1,026	2,267	(119)
Res. das Palmeiras SPE Ltda.	100.00	90.00	90.00	2,545	2,039	1,443	264	596	349

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

	Interest - %			Shareholders' equity			Net income (loss		)

Investees	2008	2007	2006	2008	2007	2006	2008	2007	2006

Gafisa SPE 40 Ltda.	50.00	50.00	50.00	5,841	1,713	(512)	1,269	2,225	(348)
Gafisa SPE 42 Ltda.	50.00	50.00	99.80	6,997	76	(293)	6,799	369	(293)
Gafisa SPE 43 Ltda.	99.80	99.80	99.80	-	(3)	(1)	-	(2)	(2)
Gafisa SPE 44 Ltda.	40.00	40.00	99.80	(377)	(534)	(1)	(192)	(533)	(1)
Gafisa SPE 45 Ltda.	99.80	99.80	99.80	1,058	(475)	406	(8,904)	(882)	20
Gafisa SPE 46 Ltda.	60.00	60.00	60.00	5,498	212	(966)	3,384	1,178	(966)
Gafisa SPE 47 Ltda.	80.00	99.80	99.80	6,639	(18)	(1)	(159)	(18)	(1)
Gafisa SPE 48 Ltda.	99.80	99.80	99.80	21,656	(718)	(1)	818	(718)	(1)
Gafisa SPE 49 Ltda.	99.80	100.00	-	(58)	(1)	-	(57)	(2)	-
Gafisa SPE 53 Ltda.	60.00	60.00	-	2,769	205	-	1,895	204	-
Gafisa SPE 55 Ltda.	99.80	99.80	-	20,540	(4)	-	(3,973)	(5)	-
Gafisa SPE 64 Ltda.	99.80	99.80	-		1	-	-	-	-
Gafisa SPE 65 Ltda.	70.00	99.80	-	(281)	1	-	(732)	-	-
Gafisa SPE 67 Ltda.	99.80	-	-	1	-	-	-	-	-
Gafisa SPE 68 Ltda.	99.80	-	-	-	-	-	(1)	-	-
Gafisa SPE 72 Ltda.	60.00	-	-	(22)	-	-	(22)	-	-
Gafisa SPE 73 Ltda.	70.00	-	-	(155)	-	-	(155)	-	-
Gafisa SPE 74 Ltda.	99.80	-	-	(330)	-	-	(331)	-	-
Gafisa SPE 59 Ltda.	99.80	99.80	-	(2)	(1)	-	(1)	(2)	-
Gafisa SPE 76 Ltda.	99.80	-	-	-	-	-	(1)	-	-
Gafisa SPE 78 Ltda.	99.80	-	-	-	-	-	(1)	-	-
Gafisa SPE 79 Ltda.	99.80	-	-	(1)	-	-	(2)	-	-
Gafisa SPE 75 Ltda.	99.80	-	-	(27)	-	-	(28)	-	-
Gafisa SPE 80 Ltda.	99.80	-	-	-	-	-	(1)	-	-
Gafisa SPE-85 Empr. Imob.	60.00	-	-	(756)	-	-	(1,200)	-	-
Gafisa SPE-86 Ltda.	99.80	-	-	(82)	-	-	(83)	-	-
Gafisa SPE-81 Ltda.	99.80	-	-	1	-	-	-	-	-
Gafisa SPE-82 Ltda.	99.80	-	-	1	-	-	-	-	-
Gafisa SPE-83 Ltda.	99.80	-	-	1	-	-	-	-	-
Gafisa SPE-87 Ltda.	99.80	-	-	1	-	-	-	-	-
Gafisa SPE-88 Ltda.	99.80	-	-	1	-	-	-	-	-
Gafisa SPE-89 Ltda.	99.80	-	-	1	-	-	-	-	-
Gafisa SPE-90 Ltda.	99.80	-	-	1	-	-	-	-	-
Gafisa SPE-84 Ltda.	99.80	-	-	1	-	-	-	-	-
Dv Bv SPE S.A.	50.00	50.00	50.00	(439)	(464)	(234)	126	(231)	115
DV SPE S.A.	50.00	50.00	50.00	932	1,658	964	(527)	695	(728)
Gafisa SPE 22 Ltda.	100.00	100.00	49.00	5,446	4,314	(1,080)	1,006	250	(37)
Gafisa SPE 29 Ltda.	70.00	70.00	70.00	257	2,311	5,443	271	(2,532)	5,732
Gafisa SPE 32 Ltda.	80.00	99.80	99.80	(760)	1	1	(760)	-	-
Gafisa SPE 69 Ltda.	99.80	-	-	(401)	-	-	(402)	-	-
Gafisa SPE 70 Ltda.	55.00	-	-	6,696	-	-	-	-	-
Gafisa SPE 71 Ltda.	70.00	-	-	(794)	-	-	(795)	-	-
Gafisa SPE 50 Ltda.	80.00	80.00	-	7,240	(121)	-	1,532	(121)	-
Gafisa SPE 51 Ltda.	90.00	90.00	-	15,669	8,387	-	6,620	1,602	-
Gafisa SPE 61 Ltda.	99.80		-	(14)	-	-	(14)	-	-
Tiner Empr. e Part. Ltda.	45.00	45.00	45.00	26,736	10,980	5,649	15,762	5,331	4,687
O Bosque Empr. Imob. Ltda.	30.00	30.00	30.00	15,854	9,176	2,667	(62)	79	(166)
Alta Vistta - Alto da Barra de S. Miguel Emp. Imob Ltda.	50.00	50.00	-	3,428	(644)	(233)	4,073	(618)	-
Dep. José Lages Emp. Imob. Ltda.	50.00	50.00	-	34	(399)	12	433	(410)	-
Sitio Jatiuca Emp. Imob. SPE Ltda.	50.00	50.00	-	1,259	(2,829)	(79)	4,088	(3,361)	-
Spazio Natura Emp. Imob. Ltda	50.00	50.00	-	1,400	1,429	(26)	(28)	(28)	-
Grand Park - Parque Águas Emp. Imob. Ltda	50.00	50.00	-	(1,661)	(281)	-	(1,529)	(280)	-
Grand Park - Parque Árvores Emp. Imob. Ltda.	50.00	50.00	-	(1,906)	(625)	-	(1,698)	(625)	-
Dubai Residencial	50.00	-	-	5,374	-	-	(627)	-	-
Cara de Cão	65.00	-	-	40,959	-	-	19,907	-	-
Costa Maggiore	50.00	-	-	3,892	-	-	4,290	-	-
Gafisa SPE 36 Ltda.	-	99.80	99.80	-	4,145	(54)	-	4,199	848
Gafisa SPE 38 Ltda.	-	99.80	99.80	-	5,088	439	-	4,649	1,165
Gafisa SPE 41 Ltda.	-	99.80	99.80	-	20,793	6,855	-	13,938	6,696
Villaggio Trust	-	50.00	50.00	-	5,587	3,923	-	1,664	119
Gafisa SPE 25 Ltda.	-	100.00	100.00	-	14,904	13,551	-	419	1,392
Gafisa SPE 26 Ltda.	-	100.00	100.00	-	121,767	28,635	-	(19)	(7,417)
Gafisa SPE 27 Ltda.	-	100.00	100.00	-	15,160	14,007	-	1,215	(77)
Gafisa SPE 28 Ltda.	-	99.80	99.80	-	(1,299)	(800)	-	(499)	3
Gafisa SPE 30 Ltda.	-	99.80	99.80	-	15,923	7,897	-	8,026	7,482
Gafisa SPE 31 Ltda.	-	99.80	99.80	-	22,507	21,746	-	761	11,391
Gafisa SPE 35 Ltda.	-	99.80	99.80	-	2,671	(48)	-	2,719	849
Gafisa SPE 37 Ltda.	-	99.80	99.80	-	8,512	(5,868)	-	2,661	3,461
Gafisa SPE 39 Ltda.	-	99.80	99.80	-	5,693	1,261	-	4,432	1,819
Gafisa SPE 33 Ltda.	-	100.00	100.00	-	11,256	9,559	-	1,696	(2,091)
Diodon Participações Ltda.	-	100.00	100.00	-	36,556	31,920	-	4,637	(869)

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

(b)	Goodwill (negative goodwill) on acquisition of
subsidiaries and deferred gain on partial sale
of investments

			2008	2007	2006

		Accumulated
	Cost	amortization	Net	Net	Net

Goodwill
Alphaville	163,589	(10,733)	152,856	163,441	-
Nova Cipesa	40,686	-	40,686	40,686	-
Other	5,740	(4,194)	1,546	3,273	2,544

	210,015	(14,927)	195,088	207,400	2,544

Negative goodwill
Redevco	(31,235)	12,713	(18,522)	(32,223)	-

Deferred gain on partial sale of FIT Residencial investment
Tenda transaction	(210,402)	41,008	(169,394)	-	-

9	Loans and Financing, net of
Cross-Currency Interest Rate Swaps

Type of operation	Annual interest rates	2008	2007	2006

Working capital
Denominated in Yen (i)	1.4%	166,818	99,364	-
Swaps - Yen/CDI (ii)	Yen + 1.4%/105% CDI	(53,790)	(733)	-
Denominated in US$ (i)	7%	146,739	104,492	-
Swaps - US$/CDI (ii)	US$ + 7%/104% CDI	(32,962)	(5,124)	-
Other	0.66% to 3.29% + CDI	435,730	136,078	-
		662,535	334,077	-
National Housing System - SFH	TR + 6.2% to 11.4%	372,255	98,700	26,379
Downstream merger obligations	TR + 10% to 12.0%	8,810	13,311	18,027
Other	TR + 6.2%	4,576	2,702	-

		1,048,176	448,790	44,406

Current portion		447,503	68,357	17,305
Non-current portion		600,673	380,433	27,101

(i)	Loans and financing classified at fair value through income (Note 16(a)(ii)).
(ii)	Derivatives classified as financial assets at fair value through income (Note 16(a)(ii)).

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

Rates:
CDI - Interbank Certificate of Deposit, at December 31, 2008 was 12.2% p.a. (2007 - 11.8% p.a., 2006 - 15% p.a.). TR - Referential Rate, at December 31, 2008 was 1.62% p.a. (2007 - 1.44% p.a., 2006 - 1.99% p.a.)

Funding for working capital and for developments correspond to credit lines from financial institutions. The Company has contracted cross-currency interest rate swaps to cover the full amount of the working capital loans (Note 16). At December 31, 2008, 2007 and 2006, the Company elected to apply the fair value option and record both the loan and respective derivative instruments at fair value through income.

Downstream merger obligations correspond to debt assumed from former shareholders with maturities up to 2013.

The Company has financing agreements with the SFH, the resources from which are released to the Company as construction progresses.

Loans and financing are guaranteed by sureties of the investors, mortgage of the units, assignment of rights, receivables from clients and the proceeds from the sale of our properties. Mortgage receivables given in guarantee total R$ 2,484,149. The balance of deposits accounts pledged in guarantee totals R$ 76,928 on December 31, 2008 (Note 4).

Long-term installments as of December 31, 2008 mature as follows: R$ 345,021 in 2010, R$ 181,549 in 2011, R$ 40,548 in 2012 and R$ 33,555 in 2013.

10	Debentures

In September 2006, the Company issued its Second Debenture Placement Program, which allows it to place up to R$ 500,000 in non-convertible simple subordinated debentures secured by a general guarantee. In June 2008, the Company issued its Third Debenture Placement Program, which allows it to place R$ 1,000,000 in simple debentures with a general guarantee maturing in two years.

Under the Second and Third Programs, the Company placed series of 24,000 and 25,000 series debentures, respectively, corresponding to R$ 240,000 and R$ 250,000, with the following features:

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

Program/issuances	Amount	Annual remuneration	Maturity	2008	2007	2006

Second program/first issuance	240,000	CDI + 1.30%	September 2011	248,679	246,590	251,039
Third program/first issuance	250,000	107.20% CDI	June 2018	255,266	-	-

				503,945	246,590	251,039

Current portion				61,945	6,590	11,039
Non-current portion				442,000	240,000	240,000

The Company has restrictive debenture covenants which limit its ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company were it to breach these covenants. The first issuance of the Second Program and the first issuance of the Third Program have cross-restrictive covenants in which an event of default or early maturity of any debt above R$ 5,000 and R$ 10,000, respectively, requires the Company to early amortize the first issuance of the Second Program. The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants and measured under Brazilian GAAP at December 31, 2008 and 2007 are as follows:

	2008	2007	2006

Second program - first issuance
Total debt, less SFH debt, less cash, cash equivalents and financial investments cannot exceed 75% of shareholders' equity	35%	5%	4%
Total receivables from clients from development and services, plus inventory of finished units, required to be over 2.0 times total debt	3.3 times	3.5 times	4.6 times

Total debt, less cash, cash equivalents and financial investments, required to be under R$ 1,000,000	R$ 946,600	R$ 175,000	R$ 29,284

Third program - first issuance
Total debt, less SFH debt, less cash, cash equivalents and financial investments, cannot exceed 75% of shareholders' equity	35%	N/A	N/A
Total accounts receivable plus inventory of finished units required to be over 2.2 times total debt	5.5 times	N/A	N/A

At December 31, 2008, the Company is in compliance with these restrictive covenants.

The long-term balance as of December 31, 2008 matures as follows: R$ 96,000 in 2010, R$ 96,000 in 2011, R$ 125,000 in 2012 and R$ 125,000 in 2013.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

11	Other Accounts Payable

	2008	2007	2006

Obligation to venture partners (i)	300,000	-	-
Credit assignments	67,552	5,436	6,474
Acquisition of investments	30,875	48,521	-
Loans from real estate development partners (ii)	-	8,255	2,166
Other accounts payable	89,265	19,099	28,544

	487,692	81,311	37,184

Current portion	97,933	68,368	14,628
Non-current portion	389,759	12,943	22,556

(i)
In January 2008, the Company formed an unincorporated venture ("SCP"), the main objective of which is to hold interests in other real estate development companies. The SCP received contributions of R$ 304,040 through December 31, 2008 (represented by 13,084,000 Class A quotas fully paid-in by the Company and 300,000,000 Class B quotas from the other venture partner). The SCP has a defined term which ends on January 31, 2017 at which time the Company is required to redeem the venture partners' interest. The SCP will preferably use these funds to acquire equity investments and increase the capital of its investees. The redemption of Class B quotas of R$ 300,000 will start on January 31, 2012 and will be fully paid by January 31, 2014. The venture partner receives an annual dividend substantially equivalent to the variation in the Interbank Certificate of Deposit (CDI) rate. The SCP's charter provides for the compliance with certain covenants by the Company, in its capacity as lead partner, which include the maintenance of minimum indices of net debt and receivables. At December 31, 2008, the SCP and the Company were in compliance with these clauses.

(ii)	Loans from real estate development partners related to amounts due under current account agreements, which accrued financial charges of IGP-M plus 12% p.a.

12	Commitments and Provision for
Contingencies

The Company is a party in lawsuits and administrative proceedings at several courts and government agencies that arise from the normal course of business, involving tax, labor, civil and other matters. Management, based on information provided by its legal counsel and

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover the probable losses.

The changes in the provision for contingencies are summarized below:

	2008	2007	2006

Balance at the beginning of the year	21,262	4,105	4,422
Additions	11,440	2,258	725
Additions - consolidation of Alphaville	-	16,695	-
Additions - consolidation of Tenda	26,840	-	-
Reversals and settlements	(2,178)	(1,796)	(1,042)

Court-mandated escrow deposits	(3,834)	-	-

Balance at the end of the year	53,530	21,262	4,105

(a)	Tax, labor and civil lawsuits

	2008	2007	2006

Civil lawsuits	27,779	2,323	-
Tax lawsuits	19,609	16,768	3,169
Labor claims	9,976	2,171	936
Court-mandated escrow deposits	(3,834)	-	-

	53,530	21,262	4,105

Current	17,567	3,668	4,105
Non-current	35,963	17,594	-

Alphaville is a party in judicial lawsuits and administrative proceedings related to Excise Tax (IPI) and Value-added Tax on Sales and Services (ICMS). The likelihood of loss in the ICMS case is estimated by legal counsel as (i) probable in regard to the principal and interest, and (ii) remote in regard to the fine for noncompliance with ancillary obligations. The amount of the contingency estimated by legal counsel as a probable loss amounts to R$ 16,705 and is recorded in the Provision for contingencies.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

At December 31, 2008, the Company is monitoring other lawsuits and risks, the likelihood of loss for which, based on the position of legal counsel, is possible but not probable, totaling R$ 67,736, and for which management believes a provision for loss is not necessary.

In September 2008, R$ 10,583 in the Gafisa S.A. bank accounts were deemed to be restricted as to withdrawal. This restriction arose from a foreclosure action in which it is alleged that Gafisa S.A. became the successor of Cimob Companhia Imobiliária S.A. ("Cimob") upon merger of Cimob, at which time Cimob assets were reduced. The Company is appealing against such decision on the grounds that the claim lacks merit, in order to release its funds and not be held liable for Cimob's debt. No provision was recognized in the financial statements as of December 31, 2008 based on the position of the Company's legal counsel.

An amount of R$ 27,979 of the proceeds of the Company's initial public offering was withheld in an escrow deposit attached by court order to guarantee a writ of execution. The Company is appealing the decision and considers that the claim has no merit. No provision has been recorded based on the position of the Company's legal counsel.

(b)	Commitment to complete developments

The Company is committed to deliver units to owners of land who exchange land for real estate units developed by the Company. The Company is also committed to complete units sold and to comply with the requirements of the building regulations and licenses approved by the proper authorities. At December 31, 2008, estimated costs to be incurred on developments under construction total approximately R$2,465,000.

13	Obligations for Purchase of Land and
Advances from Clients

	2008	2007	2006

Obligations for purchase of land	392,762	151,594	131,915
Advances from clients
Barter transactions	169,658	169,658	75,120
Development and services	90,363	72,125	76,146

	652,783	393,377	283,181

Current	421,584	290,193	266,856
Non-current	231,199	103,184	16,325

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

14	Shareholders' Equity

(a)	Capital

At December 31, 2008, the Company's capital totaled R$ 1,229,517 (2007 - R$ 1,221,846, 2006 - R$ 591,742), represented by 133,087,518 nominative Common shares without par value (2007 - 132,577,093 nominative Common shares without par value, 2006 - 111,511,596 nominative Common shares without par value), 3,124,972 of which were held in treasury (2007 - 3,124,972 treasury shares, 2006 - 8,141,646 treasury shares).

On April 4, 2008, the distribution of dividends for 2007 was approved in the total amount of R$ 26,981, paid to shareholders on April 29, 2008. In 2008, the capital increase of R$ 7,671, related to the stock option plan and the exercise of 510,425 Common shares, was approved.

In January 2007, upon the acquisition of 60% of Alphaville, arising from the merger of Catalufa, a capital increase of R$ 134,029 was approved through the issuance for public subscription of 6,358,116 Common shares. In January 2007, the cancellation of 5,016,674 Common shares which had been held in treasury, amounting to R$ 28,976, was approved. In March 2007, a capital increase of R$ 487,813 was approved through the issuance for public subscription, of 18,761,992 new Common shares, without par value, at the issue price of R$ 26.00 per share. In 2007, a capital increase of R$ 8,262, related to the stock option plan and the exercise of 961,563 Common shares, was approved. Under the Bylaws, amended on January 8, 2007, the Board of Directors may increase share capital up to the limit of the authorized capital of 200,000,000 Common shares.

On January 13, 2006, the Board of Directors approved the conversion of all 14,972,209 Class A Preferred shares and 1,250,000 Class F Preferred shares into 16,222,209 Common shares.

On January 17, 2006, Havertown subscribed and paid-in 411,348 Common shares totaling R$ 6,179 as approved by the Board of Directors on December 23, 2005.

On January 26, 2006, the shareholders approved the conversion of all Preferred shares into Common shares. On the same date, the Board of Directors approved the terms and conditions of the initial public offering and the new bylaws, adapted to the Novo Mercado of the Bolsa de Valores de São Paulo - BOVESPA rules.

On January 27, 2006, in a shareholders' general meeting, the shareholders approved a stock split of the Common shares, based on a ratio of one existing share for every three newly issued shares increasing the number of shares from 27,774,775 to 83,324,316 (of which 8,280,534 remained in treasury). Share data and earnings per share in the Brazilian GAAP financial statements have not been presented retrospectively to conform to the split.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

On February 16, 2006 a capital increase of R$ 352,756 was approved upon issuance, for public subscription, on the Novo Mercado of 26,724,000 new Common shares, without par value, and simultaneously through an issuance of primary and secondary equity Global Depositary Receipts pursuant to Rule 144A and Regulation S of the US Securities Act of 1933. The public offering generated proceeds of R$ 494,393 of which R$ 141,637 was allocated to a share premium reserve (Capital reserve).

During 2006 the Board of Directors approved a capital increase of R$ 8,209 in connection with the stock option program and the exercise of 1,532,724 options.

The changes in the number of shares are as follows:

	Thousands of shares

		Preferred shares

	Common shares	Class A	Class F

January 1, 2006	8,404	14,973	1,250

Conversion of all preferred to common shares	16,223	(14,973)	(1,250)
Share issuance
Havertown	411	-	-
Stock split	50,075	-	-

Subtotal	75,113	-	-
Share issuance
Exercise of stock options	1,533	-	-
Initial public offering	26,724	-	-

December 31, 2006	103,370	-	-

Share issuance (Alphaville Acquisition)	6,359	-	-
Exercise of stock options	961	-	-
Public offering	18,762	-	-

December 31, 2007	129,452	-	-

Exercise of stock options	511

December 31, 2008	129,963	-	-

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

(b)	Appropriation of net income for the year

Pursuant to the Company's Bylaws, the net income for the year is distributed as follows: (i) 5% to the legal reserve, until such reserve represents 20% of paid-up capital, and (ii) 25% of the remaining balance for the payment of mandatory dividends to all shareholders.

Pursuant to Article 36 of the Company's Bylaws, amended on March 21, 2007, the recognition of a statutory investment reserve became mandatory, the amount of which may not exceed 71.25% of net income. The purpose of the reserve is to retain funds for financing for the expansion of the activities of the Company, including the subscription of capital increases or creation of new ventures, participation in consortia or other forms of association for the achievement of the Company's corporate objectives.

Management's proposal for distribution of net income for the years ended December 31 (subject to approval at the Annual Shareholders' Meeting) are as follows:

	2008	2007	2006

Net income for the year, adjusted by Law No. 11.638/07		91,640	44,010
Effects of changes from Law No. 11.638/07		21,963	2,046

Net income for the year	109,921	113,603	46,056
Legal reserve	(5,496)	(5,680)	(2,303)

	104,425	107,923	43,753

Minimum mandatory dividends - 25%	(26,104)	(26,981)	(10,938)

(c)	Stock option plans

(i)	Gafisa

The Company provides six stock option plans. The first plan was launched in 2000 and is managed by a committee that periodically creates new stock option plans, determining their terms, which, among other things, (i) define the length of service that is required for employees to be eligible to the benefits of the plans, (ii) select the employees that will be entitled to participate, and (iii) establish the purchase prices of the preferred shares to be exercised under the plans.

To be eligible for the plans (plans from 2000 to 2002), participant employees are required to contribute 10% of the value of total benefited options on the date the option is granted and, additionally, for each of the following five years, 18% of the price of the grant per year. The exercise price of the grant is inflation adjusted (IGP-M index), plus annual interest from 3% to 6%. The stock option may be exercised in one to five years subsequent to the initial date of the work period established in each of the plans. The shares are usually available to employees over a period of ten years after their contribution.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

The Company records the cash receipt against a liability account to the extent the employees make advances for the purchase of the shares during the vesting period. There were no advanced payments for the years ended December 31, 2008 and 2007 (2006 - R$ 996).

The Company and its subsidiaries may decide to issue new shares or transfer the treasury shares to the employees in accordance with the clauses established in the plans. The Company has the right of first refusal on shares issued under the plans in the event of dismissals and retirement. In such cases, the amounts advanced are returned to the employees, in certain circumstances, at amounts that correspond to the greater of the market value of the shares (as established in the rules of the plans) or the amount inflation-indexed (IGP-M) plus annual interest from 3% to 6%.

In 2008, the Company issued a new stock option plan. In order to become eligible for the grant, employees are required to contribute from 25% to 80% of their annual net bonus to exercise the options within 30 days from the program date.

The market value of each option granted is estimated at the grant date using the Black-Scholes option pricing model. The assumptions used were as follows: expected volatility of 50% in 2008 (2007 - 48%, 2006 - 50%); expected dividend yield on shares of 0.63% in 2008 (2007 - 0.33%, 2006 - 0%); risk-free interest rate of 11.56% in 2008 (2007 - 12.87%, 2006 - 8.00%); and expected average option term of 2.6 years in 2008 and 2007 (2006 - 3.2 years).

The changes in the number of stock options and corresponding weighted average exercise prices are as follows:

		2008		2007		2006

	Number of options	Weighted average exercise price - R$	Number of options	Weighted average exercise price – R$	Number of options	Weighted average exercise price – R$

Options outstanding at the beginning of year	5,174,341	22.93	3,977,630	16.04	1,848,150	6.29
Options granted	2,145,793	31.81	2,320,599	30.36	3,201,432	17.14
Options exercised	(441,123)	16.72	(858,582)	12.50	(1,021,950)	6.27
Options expired	(3,675)	20.55	-	-	-	-
Options cancelled(i)	(945,061)	20.55	(265,306)	18.61	(50,002)	18.23

Options outstanding at the end of the year	5,930,275	26.14	5,174,341	25.82	3,977,630	16.04

Options exercisable at the end of the year	4,376,165	28.00	2,597,183	22.93	1,066,151	6.56

(i)	In the years ended December 31, 2007 and 2008, no option was cancelled due to the expiration of terms of stock option plans.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

	Brazilian reais

	2008	2007	2006

Exercise price per share at the end of the year	7.86-39.95	6.75-34.33	5,91-19,92
Weighted average of exercise price at the option grant date	21.70	18.54	9.63
Weighted average of market price per share at the grant date	27.27	27.92	11.67
Market price per share at the end of the year	10.49	33.19	31.94

The options granted will confer their holders the right to subscribe the Company's shares, after completing one to five years of employment with the Company, and will expire after ten years from the grant date.

The Company recognized stock option expenses of R$ 26,138 in 2008 (2007 - R$ 17,820, 2006 - R$ 9,129) of which R$22,203, R$16,497 and R$9,129 were recorded by Gafisa S.A.

(ii)	Tenda

Tenda has a stock option plan, approved at the Extraordinary Shareholders' Meeting of June 3, 2008, and established at the Board of Directors' meeting on June 5, 2008, whereby the Board of Directors of Tenda can implement issuance programs of up to the maximum aggregate limit of 5% of total capital shares, including the dilution effect from the exercise of all granted options. The volume involved in the granting of stock options is limited to 3,000,000 shares. In 2008, 2,640,000 options were granted, and 570,000 were cancelled. Options outstanding at the end of the year totaled 2,570,000.

The stock option program provides that the options granted may be exercised in three annual lots, each lot being equivalent to 33.33% of total granted options, and the first exercise being in May 2009. Options may be exercised in two periods during each year, from the 1st to the 15th of May and November. The base exercise price of granted options was R$ 7.20 per share. When exercising the option in the three annual lots, the base price will be adjusted according to the market value of shares, based on the average price in trading sessions over the last 30 consecutive days before the commencement of each annual exercise period. The exercise price is adjusted according to a fixed table of values, based on the share value in the market, at the time of the two exercise periods for each annual lot.

The market price of Tenda shares at the grant date was R$ 11.60 and on December 31, 2008 was R$ 1.16.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

The market value of each option granted in 2008 was estimated at the grant date using the Black-Scholes option pricing model, taking into consideration the following assumptions: expected volatility of 58%, expected dividend yield on shares of 0%, risk-free interest rate of 14.3% and expected average option term of 1.7 year. In 2008, Tenda recorded stock option expenses of R$ 1,973 for the period from October 22, 2008 through December 31, 2008.

(iii)	Alphaville

Alphaville has three stock option plans, the first launched in 2007 which was approved at the June 26, 2007 Annual Shareholders' Meeting and of the Board of Directors.

The changes in the number of stock options and their corresponding weighted average exercise prices for the year are as follows:

		2008		2007

	Number of options	Weighted average exercise price - Reais	Number of options	Weighted average exercise price - Reais

Options outstanding at the beginning of the year	1,474	6,522.92	-	-
Options granted	720	7,474.93	1,474	6,522.92
Options cancelled	(56)	6,522.92	-	-

Options outstanding at the end of the year	2,138	6,843.52	1,474	6,522.92

On December 31, 2008, 284 options were exercisable (2007 - zero). The exercise prices per option on December 31, 2008 were from R$ 8,238.27 to R$ 8,376.26, whereas on December 31, 2007 the exercise price was R$ 7,077.80.

The market value of each option granted in 2008 was estimated at the grant date using the Black-Scholes option pricing model, taking into consideration the following assumptions: expected volatility, calculated based on the historic volatility of companies in the sector, of 38% in 2008 and 34% in 2007, expected dividend yield on shares of 0% in 2008 and 2007, risk-free interest rate of 11.36% in 2008 and 11.88% in 2007, and expected average option term of 2.3 years in 2008 and 2007.

Alphaville recorded stock option plan expenses of R$ 1,962 in 2008 and R$ 1,323 in 2007.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

15	Deferred Taxes

	2008	2007	2006

Assets
Net operating loss carryforwards	76,640	12,499	15,880
Temporary differences
Tax versus prior book basis	52,321	46,267	24,800
CPC accounting standards	39,680	10,633	6,784
Tax credits from downstream mergers	21,611	9,341	12,454

	190,252	78,740	59,918

Liabilities
Differences between income taxed on cash and recorded on accrual basis	202,743	46,070	32,259
Negative goodwill	18,266	-
Temporary differences - CPC accounting standards	18,122	-	-

	239,131	46,070	32,259

The Company calculates its taxes based on the recognition of results proportionally to the receipt of the contracted sales, in accordance with the tax rules determined by the Federal Revenue Service (SRF) Instruction 84/79, which differs from the calculation of the accounting revenues based on the costs incurred versus total estimated cost. The tax basis will crystallize over an average period of four years as cash inflows arise.

At December 31, 2008, the Company had tax losses, social contribution tax loss carryforwards and tax credits totaling R$ 161,291 (2007 - R$ 130,991), with corresponding tax benefits of R$ 54,838 (2007 - R$ 51,317).

Other than for Tenda, the Company has not recorded a deferred income tax asset on the tax losses and social contribution tax loss carryforwards of its subsidiaries which adopt the taxable income regime and do not have a history of taxable income for the past three years.

The projections of future taxable income consider estimates that are related, among other things, to the Company's performance and the behavior of the market in which it operates, as well as certain economic factors. Actual results could differ from these estimates.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

Based on estimated future taxable income, the expected recovery profile of the income tax and social contribution net operating loss carryforwards is as follows:

2009	5,289
2010	33,192
2011	35,714
2012	2,129
Other	316

Total	76,640

The reconciliation of the statutory to effective tax rate is as follows:

	2008	2007	2006

Income before taxes on income and minority interest	210,051	128,058	52,535
Income tax calculated at the standard rate - 34%	(71,417)	(43,540)	(17,862)
Net effect of subsidiaries taxed on presumed profit regime	22,122	13,598	12,058
Pre acquisition deferred income tax asset	12,419	-	-
Prior period income tax and social contribution tax losses	3,946	6,124	-
Stock option plan	(10,088)	(6,059)	(3,104)
Other non-deductible items, net	(379)	(495)	383

Income tax and social contribution expense	(43,397)	(30,372)	(8,525)

16	Financial Instruments

The Company participates in operations involving financial instruments, all of which are recorded on the balance sheet, for the purposes of meeting its operating needs and reducing its exposure to credit, currency and interest rate risks. These risks are managed by control policies, specific strategies and determination of limits, as follows:

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

(a)	Risk considerations

(i)	Credit risk

The Company and its subsidiaries restrict their exposure to credit risks associated with banks and cash and cash equivalents, investing in highly-rated financial institutions in short-term securities.

With regards to accounts receivable, the Company restricts its exposure to credit risks through sales to a broad base of clients and ongoing credit analysis. Additionally, there is no history of losses due to the existence of liens for the recovery of its products in the cases of default during the construction period.

Other than for Tenda, Company management did not deem necessary the recognition of a provision to cover losses for the recovery of receivables related to delivered real estate units. There was no significant concentration of credit risks related to clients for the periods presented.

(ii)	Currency risk

The Company participates in operations involving derivative financial instruments for the purposes of mitigating the effects of fluctuations in foreign exchange rates. In the years ended December 31, 2008, 2007, R$ 80,895 and R$ 5,857, respectively, related to the net positive result from the swap operations of currency and interest rates was recognized in Financial income (expenses), matching the results of these operations with the fluctuation in foreign currencies in the Company's financial statements.

The nominal value of the swap contracts was R$ 200,000 on December 31, 2008 and 2007. The unrealized gains (losses) of these operations at December 31, 2008 and 2007 are as follows (Note 9):

	Reais	Percentage		Net unrealized gains (losses) from derivative instruments

Rate swap contracts -	Nominal	Original
(US Dollar and Yen for CDI)	value	index	Swap	2008	2007

Banco ABN Amro Real S.A.	100,000	Yen + 1.4	105% of CDI	53,790	733
Banco Votorantim S.A.	100,000	US Dollar + 7	104% of CDI	32,962	5,124

	200,000			86,752	5,857

The Company does not make sales denominated in foreign currency.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

(iii)	Interest rate risk

The interest rates on loans and financing are disclosed in Note 9. The interest rates contracted on financial investments are disclosed in Note 4. Accounts receivable from real estate units delivered (Note 5) are subject to annual interest of 12%.

Additionally, as disclosed in Notes 7 and 11, a significant portion of the balances from related parties and with partners in the ventures are not subject to financial charges.

(b)	Valuation of financial instruments

The main financial instruments receivable and payable are described below, as well as the criteria for their valuation.

(i)	Cash and cash equivalents

The market value of these assets does not differ significantly from the amounts presented in the financial statements (Note 4). The contracted rates reflect usual market conditions.

(ii)	Loans and financing and debentures

Loans and financing are recorded based on the contractual interest rates of each operation, except for loans denominated in foreign currency, which are stated at fair value. Interest rate estimates for contracting operations with similar terms and amounts are used for the determination of market value. The terms and conditions of loans and financing and debentures obtained are presented in Notes 9 and 10. The fair value of the other loans and financing, recorded based on the contractual interest of each operation, does not significantly differ from the amounts presented in the financial statements.

(c)	Sensitivity analysis

A sensitivity analysis of the risks of material losses that could accrue from financial instrument transactions, based on management's best estimate of the most likely scenario (Scenario I), is presented below. Additionally, a further two scenarios are presented, as required by the CVM, pursuant to Instruction No. 475/08, by stressing the variables by 25% and 50%, respectively, (Scenarios II and III).

Banco Votorantim S.A (counterparty) swap risk factors - increase of CDI (liability position) and devaluation/appreciation of the Real x US Dollar (asset position).

ABN Amro swap risk factor - increase of CDI (liability position) and devaluation/appreciation of the Real x Yen (asset position).

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

Projection - maturity on June 9, 2009	Exchange rate - R$/US$	CDI - %

Scenario I - Likely	2.42	11.67
Scenario II - Possible - Stress at 25%	1.82	14.57
Scenario III - Remote - Stress at 50%	1.21	17.47

Projection - maturity on October 29, 2009	- R$/Yen	CDI - %

Scenario I - Expected	0.02767	12.30
Scenario II - Possible - Stress at 25%	0.02076	15.34
Scenario III - Remote - Stress at 50%	0.01384	18.39

At December 31, 2008, the Company calculated the scenario estimates of the R$/US$ and R$/Yen exchange rates for the maturity dates of the swaps. The hypothetical appreciations of the Real against other currencies would produce the following impact:

Impact on exchange rate scenarios

				Scenario (* )

Transaction	Risk	I	II	III

Swap (asset position - US$)	Devaluation of US Dollar	147,539	110,654	73,769
Debt denominated in US$	Appreciation of US Dollar	(146,739)	(110,054)	(73,370)

Net effect of US$ devaluation		800	600	399

Swap (asset position - Yen)	Devaluation of Yen	168,516	126,387	84,258
Debt denominated in Yen	Appreciation of Yen	(166,818)	(125,113)	(83,409)

Net effect of Yen devaluation		1,698	1,274	849

(*) Scenarios I, II and III - Likely, Possible and Remote, respectively.

Impact on interest rate scenarios

				Scenario (* )

Transaction	Risk	I	II	III

Votorantim swap - liability position balance in CDI on maturity date (June 9, 2009)	Increase of CDI	120,656	122,103	123,528
ABN Amro Bank swap - liability position balance in CDI on maturity date (October 29, 2009)	Increase of CDI	126,187	129,009	131,820

(*) Scenarios I, II and III - Likely, Possible and Remote, respectively.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

The source of the data used to determine the exchange rate adopted in the base scenarios was the Brazilian Mercantile & Futures Exchange ("BMF"), as management believes that this is the most reliable and independent source, and which represents the market consensus on these quotations.

The US Dollar and Yen data were sourced from the BMF on December 31, 2008 for the maturity dates.

BMF data on December 31, 2008	Quotation - %

R$/U$$ for maturity in June 2009	11.67
R$/JPY for maturity in October 2009	12.30

For interest rate data, management adopted the Real rate through February 27, 2009 and used the BMF CDI projection; base date February 27, 2009 for the maturity dates.

BMF data on February 27, 2009	CDI - %

Maturity in June 2009	11.67
Maturity in October 2009	12.30

17	Related Parties

(a)	Transactions with related parties

Current account	2008	2007	2006

Condominiums and consortia
Alpha 4	(466)	265	-
Consórcio Ezetec & Gafisa	9,341	-	611
Consórcio Eztec Gafisa	(9,300)	2,293	-
Cond. Constr. Empres. Pinheiros	2,132	(86)	(975)
Condomínio Parque da Tijuca	235	339	339
Condomínio em Const. Barra Fir	(46)	(100)	(97)
Civilcorp	791	-	-
Condomínio do Ed. Barra Premiu	105	-	-
Consórcio Gafisa Rizzo	(273)	(454)	(77)
Evolução Chácara das Flores	7	7	-
Condomínio Passo da Pátria II	569	569	734
Cond. Constr. Palazzo Farnese	(17)	(17)	(17)
Alpha 3	(214)	546	-
Condomínio Iguatemi	3	3	3
Consórcio Quintas Nova Cidade	36	36	36
Consórcio Ponta Negra	3,838	5,476	4,665
Consórcio Sispar & Gafisa	1,995	1,198	-
Cd. Advanced Ofs Gafisa-Metro	(417)	(130)	(976)
Condomínio Acqua	(2,629)	(257)	2,030
Cond. Constr. Living	1,478	(488)	(305)
Consórcio Bem Viver	5	149	2,186
Cond. Urbaniz. Lot. Quintas Rio	(486)	(73)	215
Cond. Constr. Homem de Melo	83	11	(176)
Consórcio OAS Gafisa - Garden	(1,759)	1,504	142

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

Current account	2008	2007	2006

Cond. de Constr. La Traviata	-	298	(733)
Cond. em Constr. Lacedemonia	57	57	33
Evolução New Place	(665)	(610)	(345)
Consórcio Gafisa Algo	711	683	573
Columbia Outeiro dos Nobres	(153)	(155)	19
Evolução - Reserva do Bosque	5	-	(5)
Evolução - Reserva do Parque	122	118	90
Consórcio Gafisa & Bricks	(26)	30	-
Cond. Constr. Fernando Torres	135	135	152
Cond. de Const. Sunrise Reside	18	18	(257)
Evolução Ventos do Leste	159	160	155
Consórcio Quatro Estações	(1,340)	(1,400)	(1,549)
Cond. em Const. Sampaio Viana	951	951	714
Cond. Constr. Monte Alegre	1,456	1,433	829
Cond. Constr. Afonso de Freitas	1,674	1,672	1,654
Consórcio New Point	1,472	1,413	1,028
Evolução - Campo Grande	618	44	25
Condomínio do Ed. Pontal Beach	43	98	74
Consórcio OAS Gafisa - Garden	430	585	101
Cond. Constr. Infra Panamby	(483)	(1,408)	4,008
Condomínio Strelitzia	(851)	(762)	6,096
Cond. Constr. Anthuriun	4,319	4,723	5,219
Condomínio Hibiscus	2,715	2,869	3,524
Cond. em Constr. Splendor	(1,848)	(1,933)	(1,925)
Condomínio Palazzo	793	(1,055)	(981)
Cond. Constr. Doble View	(1,719)	336	1,869
Panamby - Torre K1	887	1,366	1,314
Condomínio Cypris	(1,436)	(666)	1,199
Cond. em Constr. Doppio Spazio	(2,407)	(1,739)	(1,580)
Consórcio	2,493	2,063	-
Consórcio Planc e Gafisa	270	115	-
Consórcio Gafisa & Rizzo (SUSP)	1,239	-	-
Consórcio Gafisa OAS - Abaeté	3,638	-	-
Cond do Clube Quintas do Rio	1	-	-
Cons. Oas-Gafisa Horto Panamby	9,349	412	-
Consórcio OAS e Gafisa - Horto Panamby	(27)	-	-
Consórcio Ponta Negra - Ed Marseille	(1,033)	-	-
Consórcio Ponta Negra - Ed Nice	(4,687)	-	-
Manhattan Square	600	-	-
Cons. Eztec Gafisa Pedro Luis	(3,589)	-	-
Consórcio Planc Boa Esperança	603	-	-
Consórcio Gafisa OAS- Tribeca	(144)	-	-
Consórcio Gafisa OAS- Soho	(167)	-	-
Consórcio Gafisa & GM	(40)	-	-
Consórcio Ventos do Leste	(1)	(1)	(1)
Bairro Novo Cotia	(6,137)	-	-
Bairro Novo Camaçari	(2,585)	-	-
Bairro Novo Fortaleza	2	-	-
Bairro Novo Nova Iguaçu	(330)	-	-
Bairro Novo Cia. Aeroporto	(55)	-	-
Consórcio B. Novo Ap Goiania	(210)	-	-
Consórcio B. Novo Campinas	(261)	-	-
Cyrela Gafisa SPE Ltda.	-	3,384	3,329
SCP Gafisa	-	(878)	(19)

	9,577	23,147	32,948

Other SPEs
Gafisa SPE 10 S.A.	2,051	76	1,351
Gafisa Vendas I. Imob. Ltda.	2,384	-	-
Projeto Alga	(25,000)	(25,000)	-
Others	-	-	(431)

	(20,565)	(24,924)	920

SPEs
FIT Resid. Empreend. Imob. Ltda.	12,058	-	-
Ville Du Soleil	1,968	-	-

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

Current account	2008	2007	2006

Cipesa Empreendimentos Imob.	(398)	-	-
The House	80	-	-
Gafisa SPE 46 Empreend. Imob.	8,172	(11)	188
Gafisa SPE 40 Empr. Imob. Ltda.	1,288	806	365
Blue II Plan. Prom e Venda Lt.	911	-
Saí Amarela S.A.	(1,138)	(902)	(1,322)
Gafisa SPE-49 Empr. Imob. Ltda.	(2)	(2)	-
Gafisa SPE-35 Ltda.	(129)	(127)	(15)
Gafisa SPE 38 Empr. Imob. Ltda.	109	198	217
Lt Incorporadora SPE Ltda.	(527)	(93)	(715)
Res. das Palmeiras Inc. SPE Lt.	1,246	657	(102)
Gafisa SPE 41 Empr. Imob. Ltda.	1,534	293	(144)
Dolce Vitabella Vita SPE S.A.	32	30	(25)
Saira Verde Empreend. Imob. Lt.	214	25	(239)
Gafisa SPE 22 Ltda.	630	600	727
Gafisa SPE 39 Empr. Imob. Ltda.	(304)	(189)	(255)
DV SPE SA	(571)	(574)	(580)
Gafisa SPE 48 Empreend. Imob.	159	123	-
Gafisa SPE-53 Empr. Imob. Ltda.	(94)	1	-
Jardim II Planej. Prom. Vda. Ltda.	(2,990)	(2,986)	(2,524)
Gafisa SPE 37 Empreend. Imob.	(398)	(137)	27
Gafisa SPE-51 Empr. Imob. Ltda.	810	398	-
Gafisa SPE 36 Empr. Imob. Ltda.	(1,205)	(353)	3,653
Gafisa SPE 47 Empreend. Imob.	146	17	-
Sunplace SPE Ltda.	415	415	104
Sunshine SPE Ltda.	1,135	1,401	(4,484)
Gafisa SPE 30 Ltda.	(1,217)	(1,628)	(395)
Gafisa SPE-50 Empr. Imob. Ltda.	(221)	169	-
Tiner Campo Belo I Empr. Imob.	6,971	-	3,651
Gafisa SPE-33 Ltda.	2,321	775	3,878
Jardim I Planej. Prom. Vda. Ltda.	6,662	6,556	4,487
Verdes Praças Inc. Imob. Spe. Lt.	(38)	(50)	(19)
Gafisa SPE 42 Empr. Imob. Ltda.	64	2	798
Península I SPE SA	(1,267)	(1,300)	(1,863)
Península 2 SPE SA	865	881	534
Blue I SPE Ltda.	74	9	217
Gafisa SPE-55 Empr. Imob. Ltda.	(2)	1	-
Gafisa SPE 32	(2,304)	-	-
Cyrela Gafisa SPE Ltda.	2,834	-	-
Unigafisa Partipações SCP	1,040	-	-
Villagio Panamby Trust SA	749	3,262	1,584
Diodon Participações Ltda.	13,669	-	-
Gafisa SPE 44 Empreend. Imobili.	175	53	-
JTR Jatiuca Trade Residence	1,218	-	-
Gafisa SPE 65 Empreend. Imob. Ltd.	321	128	-
Gafisa SPE-72	1	-	-
Gafisa SPE 52 Empreend. Imob. Ltd.	42	2	-
Gafisa SPE-32 Ltda.	2,220	909	(185)
Terreno Ribeirão/Curupira 1	1,360	-	-
Consórcio Ponta Negra	(95)	-	-
Gafisa SPE-71	124	-	-
Gafisa SPE-73	1	-	-
Gafisa SPE 69 Empreendimentos	(72)	-	-
Gafisa SPE-74 Emp. Imob. Ltda.	1	-	-
Gafisa SPE 59 Empreend. Imob. Ltda.	1	1	-
Gafisa SPE-67 Emp. Ltda.	1	-	-
Gafisa SPE 68 Empreendimentos	1	-	-
Gafisa SPE-76 Emp. Imob. Ltda.	24	-	-
Gafisa SPE-77 Emp. Imob. Ltda.	3,289	-	-
Gafisa SPE-78 Emp. Imob. Ltda.	1	-	-
Gafisa SPE-79 Emp. Imob. Ltda.	1	-	-
Gafisa SPE 70 Empreendimentos	(746)	-	-
Gafisa SPE 61 Empreendimento I	(12)	-	-
SCP Gafisa	(878)	-	-
Projeto ERP	-	-	-
Gafisa SPE 85 Emp. Imob. Ltda.	(96)	-	-
Gafisa SPE 86	1	-	-
Gafisa SPE 84	381	-	-

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

Current account	2008	2007	2006

Gafisa SPE-77 Empr. Ltda.	1,463	-	-
Mario Covas SPE Empreendimento	(208)	19	-
Imbui I SPE Empreendimento Imo.	1	1	-
Acedio SPE Empreend. Imob. Ltda.	2	1	-
Maria Inês SPE Empreend. Imob.	(2)	1	-
Gafisa SPE 64 Empreendimento I	(50)	1	-
FIT Jd. Botânico SPE Empr. Imob.	-	1	-
Cipesa Empreendimentos Imobili.	-	(17)	-
Bairro Novo Empreend. Imobil. SA	-	3,630	-
Abv - Gardênia	-	(65)	-
Gafisa Vendas I. Imob. Ltda.	-	(129)	937
Blue II Plan. Prom. e Venda Lt.	-	(743)	(747)
Condomínio Strelitzia	-	10,254	(1,000)
FIT Roland Garros Empr. Imb. Ltd.	-	291	-
FIT Resid. Empreend. Imob. Ltda.	-	(2,570)	(1)
FIT 01 SPE Empreend. Imob. Ltda.	-	1	-
FIT 02 SPE Empreend. Imob. Ltda.	-	1	-
FIT 03 SPE Empreend. Imob. Ltda.	-	1	-
Others	-	(4,739)	(2,314)

	61,821	15,299	4,438

Others
Camargo Corrêa Des. Imob. S.A.	916	(16)	34
Genesis Desenvol. Imob. S.A.	(216)	(277)	(109)
Empr. Incorp. Boulevard SPE Lt.	56	56	59
Cond. Const. Barra First Class	31	31	-
Klabin Segall S.A.	532	532	532
Edge Incorp. e Part. Ltda.	146	146	158
Multiplan Plan. Particip. e Ad.	100	100	100
Administ. Shopping Nova América	90	(11)	(11)
Ypuã Empreendimentos Imob.	4	-	-
Cond. Constr. Jd. Des. Tuiliere	(124)	(124)	128
Rossi AEM Incorporação Ltda.	3	3	3
Patrimônio Constr. e Empr. Ltda.	307	307	307
Camargo Corrêa Des. Imob. S.A.	39	-	-
Condomínio Park Village	(107)	(115)	2,140
Boulevard Jardins Empr. Incorp.	(89)	(623)	(309)
Rezende Imóveis e Construções	809	802	591
São José Constr. e Com. Ltda.	543	543	543
Condomínio Civil Eldorado	276	276	585
Tati Construtora Incorp. Ltda.	286	286	286
Columbia Engenharia Ltda.	431	431	431
Civilcorp Incorporações Ltda.	4	-	-
Waldomiro Zarzur Eng. Const. Lt.	1,801	1,801	1,800
Rossi Residencial S.A.	431	431	431
RDV 11 SPE Ltda.	(781)	(781)	651
Jorges Imóveis e Administrações	1	-	-
Camargo Corrêa Des. Imob. S.A.	(673)	-	-
Camargo Corrêa Des. Imob. S.A.	(323)	-	-
Patrimônio Const. Empreend. Ltda.	155	155	155
Alta Vistta Maceió (controle)	2,318	-	-
Forest Ville (OAS)	807	-	-
Garden Ville (OAS)	276	-	-
JTR - Jatiuca Trade Residence	880	-	-
Acquarelle (Controle)	1	-	-
RIV Pta Negra - Ed. Nice	353	-	-
Palm Ville (OAS)	185	-	-
Art. Ville (OAS)	180	-	-
Concord. Incorp. Imob. S/C Ltda.	-	11	11
Guarapiranga - Lírio	-	446	446
Others	32	(4)	4

	9,680	4,406	8,966

Total asset balance	60,513	17,928	47,272

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

(b)	Management compensation

Remuneration of the Company's management group is as follows:

	2008	2007	2006

Board of Directors	916	867	800
Board of Executive Officers	3,231	4,649	4,567

	4,147	5,516	5,367

18	Insurance

The Company has insurance policies against engineering risk, barter guarantee, guarantee for the completion of the work and civil liability related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as against fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion.

The contracted coverage is considered sufficient by management to cover possible risks involving its assets and/or responsibilities.

19        Segment Information

Beginning in 2007, following the acquisition, formation and merger of the entities Alphaville, FIT Residencial, Bairro Novo and Tenda, the Company's chief executive officer assesses segment information on the basis of different business corporate segments and economic data rather than geographic regions of its operations. Gafisa S.A. was the only segment in 2006.

The Company's chief executive officer, who is responsible for allocating resources among the businesses and monitoring their progress, uses economic present value data, which is derived from a combination of historical and forecasted operating results. The Company provides below a measure of historical profit or loss, selected segment assets and other related information for each reporting segment.

This information is gathered internally and used by management to develop economic present value estimates, provided to the chief executive officer for making operating decisions, including the allocation of resources among segments. The information is derived from the statutory accounting records which are maintained in accordance with the accounting practices

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

adopted in Brazil. The reporting segments do not separate operating expenses, total assets and depreciation. No revenues from an individual client represented more than 10% of net sales and/or services.

						2008

	Gafisa S.A. (i)	Tenda (ii)	Alphaville	FIT Residencial (iii)	Bairro Novo	Total

Net operating revenue	1,214,562	163,897	249,586	78,467	33,892	1,740,404
Operating costs	(847,617)	(111,920)	(167,043)	(60,082)	(27,739)	(1,214,401)

Gross profit	366,945	51,977	82,543	18,385	6,153	526,003

Gross margin - %	30.2	31.7	33.1	23.4	18.2	30.2

Net income (loss) for the year	103,650	15,685	21,081	(22,263)	(8,232)	109,921

Receivables from clients (current and long-term)	1,377,689	565,576	174,096	-	1,183	2,118,544
Properties for sale	1,340,554	549,989	135,173	-	3,260	2,028,976
Other assets	915,648	428,465	39,585	-	7,640	1,391,338

Total assets	3,633,891	1,544,030	348,854	-	12,083	5,538,858

(i)	Includes all subsidiaries, except Tenda, Alphaville, FIT Residencial and Bairro Novo.
(ii)	Includes the result for the period of 10 months and 21 days of FIT Residencial.
(iii)	Includes the result for the period of 2 months and 10 days of Tenda. Thereafter FIT Residencial was merged into Tenda.

					2007

	Gafisa S.A. (*)	Alphaville	FIT Residencial	Bairro Novo	Total

Net operating revenue	1,004,418	192,700	7,169	-	1,204,287
Operating costs	(726,265)	(136,854)	(4,877)	-	(867,996)

Gross profit	278,153	55,846	2,292	-	336,291

Gross margin - %	27.7	29.0	32.0	-	27.9

Net income (loss) for the year	91,941	14,994	(11,282)	(4,013)	91,640

Receivables from clients (current and long-term)	873,228	96,718	1,698	-	971,644
Properties for sale	878,137	96,195	45,548	2,399	1,022,279
Other assets	922,201	56,727	26,349	5,585	1,010,862

Total assets	2,673,566	249,640	73,595	7,984	3,004,785

(*)	Includes all subsidiaries, except Alphaville, FIT Residencial and Bairro Novo.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

20	Subsequent Events

(a)	Dissolution Joint Venture

On February 27, 2009, Gafisa S.A. and Odebrecht Empreendimentos announced an agreement for the dissolution of the partnership entered into with Odebrecht Empreendimentos in Bairro Novo, terminating the Shareholders' Agreement between the partners. Accordingly, Gafisa S.A. is no longer a partner in Bairro Novo. The real estate ventures that were being conducted together by the parties are henceforth to be carried out separately. Gafisa S.A. will develop the Bairro Novo Cotia real estate venture, whereas Odebrecht Empreendimentos develop the other ventures of the dissolved partnership, in addition to the operations of Bairro Novo.

(b)	Debentures debt covenants

At March 31, 2009, the Company's debt levels were in excess of those stipulated in the debentures debt covenants. The Company is not in technical breach of the covenants as these are only measured at June 30 and December 31 of each year. The Company is renegotiating the covenants of the debentures with the holders and the outcome will not affect the classification of the debt on the balance sheet at December 31, 2008. The renegotiation of an amendment to the restrictive debenture covenants with the debenture holders may result in a higher interest rate. However, the success on the renegotiation is subject to the agreement with the debentureholders to be reached. These debentures relate to the Second program-first issuance issued in 2006 (Note 10) which presented a balance of R$240,000 at December 31, 2008.

If at June 30, 2009 the net debt level remains in excess of that stipulated in the covenant and the Company is not able to amend the covenant or receive a waiver from debentureholders, the Second program-first issuance debentures could be accelerated and the full amount of R$240,000 would be due immediately.  If the Company fails to pay the 2006 debentures upon acceleration, other indebtedness in the amount of R$670,000 may be accelerated and due immediately, which may have a material adverse effect on our financial position and results of operations.

(c)	Receivables securitization fund ("FIDC")

On March 31, 2009, the Company carried out a securitization of receivables, which consists of an assignment of a portfolio of select residential and commercial real estate receivables. This portfolio was assigned and transferred to "Gafisa FIDC" which issued Senior an Subordinated quotas, Subordinated quotas were subscribed exclusively by Gafisa S.A. Gafisa FIDC acquired the portfolio of receivables at a discount rate equivalent to the interest rate of finance contracts. The Company assigned a receivables portfolio of R$ 119,622 to Gafisa FIDC in

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

exchange for cash, which was equivalent, at the transfer date, discounted to present value, of R$ 88,664.

(d)	Debenture placement

In April 2009, Tenda's first debenture program was approved and issued in May 2009, under which the company received R$ 600,000 in non-convertible debentures. The debentures provide for payment of annual interest at a spread of 8% + TR, calculated from the subscription date, and mature in five years.

21	Supplemental Information - Pro Forma Consolidated Financial Information

Unaudited condensed pro forma consolidated selected financial information for 2008 and 2007, which assume the acquisition of Tenda (Note 8) had occurred as of the beginning of each fiscal year is as follows:

	2008	2007
	(Unaudited)	(Unaudited)

Net operating revenue	2,061,384	1,443,338
Net income	45,570	84,166
Shares outstanding at the end of the year (in thousands)	129,963	129,452
Earnings per thousand shares outstanding at the end of the year - R$	0.35	0.65

This pro forma statement has been prepared for comparative purposes only and is not intended to be indicative of what the Company's results would have been had the acquisition occurred at the beginning of the periods presented or the results which may occur in the future.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

22	Supplemental Information - Summary of Principal
Differences between Brazilian GAAP and US GAAP

(a)	Description of the GAAP differences

The Company's accounting policies comply with, and its consolidated financial statements are prepared in accordance with Brazilian GAAP. The Company has retroactively applied the changes in Brazilian GAAP introduced by the newly formed CPC and the provisions of Law 11638/2007 as from January 1, 2006 (Note 2(a)). Certain items presented in the reconciliation to the Company's US GAAP financial information as at and for the years ended December 31, 2007 and 2006 previously issued have been adjusted to reflect the adoption of Law 11638/2007.

As a result of the changes to Brazilian GAAP introduced in 2008 which were applied retroactively to January 1, 2006 a number of differences between Brazilian GAAP and US GAAP, as originally reported, were eliminated. The changes to Brazilian GAAP did not affect the balances originally reported under US GAAP.

The financial information under US GAAP reflects the retrospective adoption of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") 160, "Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51" as of and for the three years ended December 31, 2008, 2007 and 2006. SFAS 160, which clarifies that a noncontrolling interest in a consolidated subsidiary is an ownership interest in the consolidated entity that should be reported within equity in the consolidated financial statements, as shown in the consolidated balance sheets and in the consolidated statements of shareholders’ equity. Net income and comprehensive income are reported in the consolidated statements of income and comprehensive income at the consolidated amounts, which include the amounts attributable to the Company’s shareholders and the noncontrolling interest.

A summary of the Company's principal accounting policies that differ significantly from US GAAP is set forth below.

(i)	Principles of consolidation

Under Brazilian GAAP, the consolidated financial statements include the accounts of Gafisa S.A. and those of all its subsidiaries listed in Note 8. The proportional consolidation method is used for investments in jointly-controlled investees, which are all governed by shareholders' agreement; accordingly, the assets, liabilities, revenues and costs are consolidated based on the proportion of the equity interest held in the capital of the corresponding investee.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

Under US GAAP, while certain investments in subsidiaries meet the criteria for consolidation as defined by the SFAS 94, Consolidation of All Majority-Owned Subsidiaries, because such investments provide substantive participating rights granted to the noncontrolling shareholder they preclude the Company from consolidating the entities. Accordingly, for purposes of US GAAP these investments are treated on the equity basis of accounting.

Under US GAAP, proportional consolidation is permitted only in limited circumstances, including for the construction sector. In the case of the Company's investees, the conditions specified in EITF 00-01 were only met by the Bairro Novo consortium at December 31, 2007. Accordingly, for purposes of US GAAP the remaining investments are treated on the equity basis of accounting. Although these differences in GAAP do not affect the Company's net income or shareholders' equity, the line items in the consolidated balance sheet and statement of income are affected.

(ii)	Revenue recognition

Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development. Land is treated as a portion of budgeted construction costs and is appropriated proportionally to development. Under the percentage-of-completion method of accounting, revenues for work completed are recognized prior to receipt of actual cash proceeds or vice-versa. Revenues and costs are recognized under the percentage-of-completion when certain tests are met.

Under US GAAP, SFAS 66, Accounting for Sales of Real Estate, the basis for the measurement to determine if construction is beyond a preliminary stage is different from Brazilian GAAP. US GAAP requires construction to be beyond a preliminary stage and substantial sales to have been incurred to ensure the project will not be discontinued before revenue can be recognized. Construction is not beyond a preliminary stage if engineering and design work, execution of construction contracts, site clearance and preparation, excavation, and completion of the building foundation are incomplete.

For purposes of the US GAAP shareholders' equity reconciliation as at December 31, 2008, 2007 and 2006, R$ (127,308), R$ (63,822) and R$ (7,973) were adjusted. For purposes of the US GAAP net income reconciliation, R$ 37,665, R$ (55,849) and R$ (7,973) were adjusted for the years ended December 31, 2008, 2007 and 2006 (being: Net operating revenue for 2008 R$ 85,337 (2007 - R$ 152,064; 2006 - R$ 32,970); Operating costs for 2008 R$ 47,672 (2007 - R$ 96,215; 2006 - R$ 24,997).

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

The revenue recognition adjustments in the shareholders' equity were compiled as follows:

	2008	2007	2006

At the beginning of the year	(63,822)	(7,973)	-
Adjustments at Fit Residencial through October 21, 2008	6,945	-	-
Consolidation of Tenda	(108,096)	-	-

Effect on net income attributable to Gafisa	37,665	(55,849)	(7,973)

At the end of the year	(127,308)	(63,822)	(7,973)

(iii)	Capitalized interest

Under Brazilian GAAP, the Company capitalizes interest on the developments during the construction phase, on loans from the National Housing Finance System and other credit lines that are used for financing the construction of developments (limited to the corresponding financial expense amount). Under US GAAP, interest cost incurred during the period that assets are under construction is included in the cost of such assets. SFAS 34, "Capitalization of Interest Cost", states that interest cost should be included as a component of the historical cost of assets intended for sale or lease that are constructed as separate and discrete projects.

For purposes of the US GAAP shareholders' equity reconciliation, R$ 5,771, R$ 15,128 and R$ 47,672 were adjusted as at December 31, 2008, 2007 and 2006. For the purposes of the US GAAP net income reconciliation, R$ (9,357), R$(32,544) and R$ 13,457 were adjusted for the years ended December 31, 2008, 2007 and 2006.

(iv)	Stock option plan

Under Brazilian GAAP, the rights to acquire shares granted to employees and executive officers under the stock options plan were recorded as an expense as from January 1, 2006, the transition date for the adoption of Law 11638/2007. Previously, under Brazilian GAAP, the stock option plans did not result in any expense being recorded. The purchase of the stock by the employees is recorded as an increase in capital stock for the amount of the purchase price. Under Law 11638/2007 and the accounting guidance provided by CPC No. 10, the stock option plans are treated as equity awards and measured at fair value at the grant date, no further adjustments are made at the balance sheet dates to reflect changes in fair values.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

Under US GAAP, beginning in 2006, the Company adopted SFAS 123R, "Share-based Payment". As the awards are indexed to the IGP-M plus annual interest of 6%, the employee share options have been accounted for as liability awards under the terms of SFAS 123R. The liability-classified awards are remeasured at fair value through the statement of income at each reporting period until settlement. The fair value of employee share options and similar instruments is estimated using the Black-Scholes option-pricing model (Note 22(c)(ii)).

For purposes of the US GAAP net income and shareholders' equity reconciliations, a stock option compensation income (expenses) of R$ 53,819, R$ 22,684 and R$ (25,091) for the years ended December 31, 2008, 2007 and 2006, comprised by (i) a reversal of stock option expenses recognized under Brazilian GAAP of R$26,138, R$17,820 and R$9,129 for the year ended December 31, 2008, 2007 and 2006, respectively; and (ii) a reversal (expense) of stock option compensation expense under US GAAP of R$27,681; R$4,864 and R$(34,220) for the year ended December 31, 2008, 2007 and 2006, respectively. A reduction of equity of R$ 2,221, R$ 29,356 and R$ 34,220 were recorded at December 31, 2008, 2007 and 2006.

(v)	Earnings per share

Under Brazilian GAAP, net income per share is calculated based on the number of shares outstanding at the balance sheet date. Information is disclosed per lot of one thousand shares, because, generally, this is the minimum number of shares that can be traded on the BOVESPA.

Under US GAAP, because the Preferred and Common shareholders have different voting, dividends and liquidation rights, Basic and Diluted earnings per share have been calculated using the "two-class" method, pursuant to SFAS 128, "Earnings per Share", which provides computation, presentation and disclosure requirements for earnings per share. Additionally, for US GAAP purposes, in 2006 the Company recorded a R$9,586 charge to reflect the exchange of non-voting Class A preferred into non-voting Class G redeemable preferred shares for redemption. This charge was based on the excess of (i) fair value of the Class G shares issued over (ii) the carrying amount of the Class A preferred stock in the Company's balance sheet. This charge was subtracted from net earnings to arrive at net earnings available to Common shareholders in the calculation of earnings per share.

The Company has issued employee stock options (Note 14(c)), the dilutive effects of which are reflected in diluted earnings per share by application of the "treasury stock method". Under the treasury stock method, earnings per share are calculated as if options were exercised at the beginning of the period, or at time of issuance, if later, and as if the funds received were used to purchase the Company's own stock. When the stock options' exercise price was greater

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

than the average market price of shares, diluted earnings per share are not affected by the stock options.

The table below presents the determination of net income available to Common and Preferred shareholders and weighted average Common and Preferred shares outstanding used to calculate basic and diluted earnings per share for each of the years presented.

		2008		2007

	Common	Total	Common	Total

Basic numerator
Dividends proposed	26,104	26,104	26,981	26,981
US GAAP undistributed earnings	273,554	273,554	36,481	36,481

Allocated US GAAP undistributed earnings available for Common shareholders	299,658	299,658	63,462	63,462

Basic denominator (in thousands of shares)
Weighted-average number of shares	129,671		126,032

Basic earnings per thousand shares - US GAAP - R$	2,310.92		503.55

Diluted numerator
Dividends proposed	26,104	26,104	26,981	26,981
US GAAP undistributed earnings	273,554	273,554	36,481	36,481

Allocated US GAAP undistributed earnings available for Common shareholders	299,658	299,658	63,462	63,462

Diluted denominator (in thousands of shares)
Weighted-average number of shares	129,671		126,032
Stock options	478		577

Diluted weighted-average number of shares	130,149		126,609

Diluted earnings per thousand shares - US GAAP - R$	2,302.43		501.25

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

			2006

	Preferred	Common	Total

Basic numerator
Dividends proposed	-	10,938	10,938
US GAAP undistributed earnings	258	13,631	13,889

Allocated US GAAP undistributed earnings available for common and preferred shareholders	258	24,569	24,827

Basic denominator (in thousand of shares)
Weighted-average number of shares	1,701	98,796

Basic earnings per thousand shares - US GAAP - R$	151.77	248.68

Diluted numerator
Dividends proposed	-	10,938	10,938
US GAAP undistributed earnings	259	13,630	13,889

Allocated US GAAP undistributed earnings available for common and preferred shareholders	259	24,568	24,827

Diluted denominator (in thousand of shares)
Weighted average number of shares	1,701	98,796
Stock options	29	1,152

Diluted weighted-average number of shares	1,730	99,948

Diluted earnings per thousand shares - US GAAP - R$	149.75	245.81

(vi)	Business combination

Under Brazilian GAAP, goodwill arises from the difference between the amount paid and the Brazilian GAAP book value (normally also the tax basis) of the net assets acquired. This goodwill is normally attributed to the difference between the book value and the market value of assets acquired or justified based on expectation of future profitability and is amortized over the remaining useful lives of the assets or up to ten years. Negative goodwill arises under Brazilian GAAP when the book value of assets acquired exceeds the purchase consideration; negative goodwill is not generally amortized but is realized upon disposal of the investment, except when it is based on future results. For US GAAP purpose, when a business combination process generates negative goodwill, this amount is allocated first to non-current assets acquired and any remaining amount is recognized as an extraordinary gain. Additionally, investments in affiliates, including the corresponding goodwill on the acquisition of such affiliates are tested, at least, annually for impairment.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

Under US GAAP, pursuant to SFAS 141, "Business Combinations", fair values are assigned to acquired assets and liabilities in business combinations, including identifiable assets. Any residual amount is allocated to goodwill. Under US GAAP, SFAS 142, "Goodwill and Other Intangible Assets", goodwill is not amortized but, instead, is assigned to an entity's reporting unit and tested for impairment at least annually. The differences in relation to Brazilian GAAP arise principally from the measurement of the consideration paid under US GAAP using the fair value of shares and put options issued, and the effects of amortization which are no longer recorded for US GAAP purposes.

For Brazilian GAAP purposes, the net balance of goodwill at December 31, 2008 was R$ 215,296 (2007 – R$ 207,400), which is being amortized to income over a period of up to 10 years; negative goodwill at December 31, 2008 was R$ 18,522 (2007 - R$ 32,223) which was classified as "Negative Goodwill on acquisition of subsidiaries"; and the negative goodwill on the Tenda acquisition of R$ 169,394 was classified at "Deferred gain on sale of investment". Additionally, R$ 25,296 was recorded as Acquisition of investments related mainly to payables for the acquisition of Redevco and Cipesa in the amounts of R$ 17,000 and R$ 8,000, respectively.

For US GAAP purposes, the total net balance of goodwill at December 31, 2008 and 2007 was R$ 31,416.

(a)	Tenda transaction

Under Brazilian GAAP, the acquisition was consummated on October 21, 2008, as part of the acquisition of interest in Tenda, the Company contributed the net assets of FIT Residencial amounting to R$ 411,241, acquiring 60% of the shareholders' equity of Tenda (book value of the 60% interest representing an investment in net assets of R$ 621,643), which had a total shareholders' equity book value of R$ 1,036,072.

Under Brazilian GAAP, the sale of the 40% ownership interest in FIT Residencial to Tenda shareholders in exchange for the Tenda shares generated negative goodwill of R$ 210,402, reflecting the gain on the sale of the interest in FIT Residencial. Through December 31, 2008, this negative goodwill was amortized over the average construction period (through delivery of the units) of the real estate ventures of FIT Residencial at October 21, 2008. From October 22 to December 31, 2008 under Brazilian GAAP, the Company amortized R$ 41,008 of the negative goodwill, represented by the gain on the partial sale of FIT Residencial.

Under US GAAP, the Company recorded the transfer of Fit Residecial as a partial sale to the noncontrolling shareholders of Tenda and a gain of R$ 205,527 was recorded in the net income for the year ended December 31, 2008. For purposes of the reconciliation of net

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

income from Brazilian GAAP to US GAAP, the Company also reversed the amortization of the deferred gain under Brazilian GAAP of R$41,008. The recognition of gain upon exchange of 40% ownership interest in FIT Residencial for 60% ownership interest in Tenda is presented as follows:

Tenda purchase consideration	367,703
FIT Residencial US GAAP book value (40%)	162,176

205,527

Under US GAAP, the total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective fair values in accordance with SFAS 141. Acquired intangible assets include, R$ 14,558 assigned to existing development contracts, which are amortized over the estimated useful lives up to 5 years. For the year ended December 31, 2008, the amount of R$ 468 was amortized. And R$ 10,911 was assigned to registered trademarks, which were determined to have indefinite useful lives.

The preliminary fair value allocation on the assets acquired and liabilities assumed at the acquisition date are as follows:

	Fair value - %

	At 100	At 60

Current assets	539,741	323,845
Long-term receivables	252,453	151,472
Properties for sale - non current	174,168	104,501
Intangible assets	42,449	25,469
Other assets	101,191	60,714

Total assets acquired	1,110,002	666,001

Total liabilities assumed	(497,164)	(298,298)

Net assets acquired	612,838	367,703

(b)	Alphaville transaction

On October 2, 2006, the Company signed an agreement to acquire 100% of the capital of Alphaville, a company which develops and sells residential condominiums throughout Brazil. This transaction was consummated on January 8, 2007 and was approved by the Brazilian anti-trust authority (CADE) on June 18, 2007 without any restriction. The Company initially

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

acquired 60% of Alphaville's shares for R$ 198,400, of which R$20,000 was paid in cash and the remaining R$ 178,400 in the Company's own shares. In connection with the acquisition, the Company issued 6,358,616 new Common shares with a book value of R$ 134,029 which were contributed in full settlement of the amount due in shares as part of the purchase consideration. For purpose of determining the purchase consideration, the fair value of these shares was based on the average BOVESPA quoted stock price over a thirty day period prior to the date the agreement was signed. The Company has a commitment to purchase the remaining 40% of Alphaville's capital, not yet measurable and consequently not recorded, that will be based on a fair value appraisal of Alphaville prepared at the future acquisition dates. The acquisition agreement provides that the Company has a commitment to purchase the remaining 40% of Alphaville (20% in January of 2010 and the remaining 20% in January of 2012) in cash or shares, at the Company's sole discretion.

The total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective fair values in accordance with SFAS 141. Goodwill, none of which is deductible for tax purposes, and other intangibles recorded in connection with the acquisition totaled R$ 4,052 and R$ 184,656, respectively.

Acquired intangible assets include, R$ 168,072 assigned to existing development contracts, which is being amortized as developments are sold and R$ 16,583 assigned to registered trademarks, which were determined to have indefinite useful lives.

The fair values of assets acquired and liabilities assumed at the acquisition date are as follows:

	Fair value - %

	At 100	At 60

Current assets	69,371	41,623
Long-term receivables	73,478	44,087
Other assets	17,379	10,427
Intangible assets	307,760	184,656

Total assets acquired	467,988	280,793

Total liabilities assumed	(144,064)	(86,438)

Net assets acquired	323,924	194,355

For the year ended December 31, 2008, the Company amortized R$ 19,185 (2007 - R$ 2,917) of the fair value assigned in the purchase price allocation.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

(c)	Cipesa transaction

On October 26, 2007, the Company acquired 70% of Cipesa. The Company and Cipesa formed a new company, Cipesa Empreendimentos Imobiliários Ltda. ("Nova Cipesa"), in which Gafisa has 70% of the capital and Cipesa has 30%. Gafisa contributed to Nova Cipesa R$ 50,000 in cash and acquired shares of Cipesa in Nova Cipesa in the amount of R$ 15,000 payable over one year. Additionally, Cipesa is entitled to receive from the Company a variable portion of 2% of the Total Sales Value ("VGV") of the projects launched by Nova Cipesa through 2014, not to exceed R$ 25,000, totaling the acquisition amount of R$ 90,000.

The total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective fair values in accordance with SFAS 141. Goodwill, none of which is deductible for tax purposes, and inventory recorded in connection with the acquisition totaled R$ 24,091 and R$ 51,597, respectively.

The fair values of assets acquired and liabilities assumed at the acquisition date are as follows:

	Fair value - %

	At 100	At 70

Current assets	96,675	67,673
Other assets	8	5

Total assets acquired	96,683	67,678

Total liabilities assumed	(2,527)	(1,769)

Net assets acquired	94,156	65,909

(d)	Redevco transaction

Through November 2007, the Company held interests in investees together with Redevco through special purpose entities, as follow: Blue I (66.67%), Blue II (50%), Jardim Lorean (50%) and Sunplace (50%). In November 2007, the Company acquired the remaining interests in each entity for R$ 40,000.

The total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective fair values in accordance with SFAS 141. Negative goodwill for those entities totaled R$ 11,434, which was allocated as a pro rata reduction to the acquired assets. This negative goodwill results primarily from market and business conditions, in which the fair value assigned mainly to inventories and receivables exceeded the respective acquisition cost.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

The combined fair values of assets acquired and liabilities assumed at the acquisition date are as follows:

Combined fair value at 100%

Current assets	139,983
Long-term receivables	16,813
Other assets	170

Total assets acquired	156,966

Total liabilities assumed	(76,745)

Net assets acquired	80,221

(vii)	Fair value option for financial liabilities

Under Brazilian GAAP, pursuant to CPC No. 14, the Company elected to apply the "fair value option" for certain working capital loans since 2007.

Under US GAAP, SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of SFAS no. 115" permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company adopted SFAS 159 at January 1, 2008 and elected to adopt the fair value option for working capital loans denominated in foreign currency (Note 9). The difference in relation to Brazilian GAAP arises from the adoption date for the fair value measurement. For purposes of the US GAAP shareholders' equity and net income reconciliation, R$ 207 was adjusted as at and for the year ended December 31, 2007.

(viii)	Classification of balance sheet line items

Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from US GAAP. The Company has recast its consolidated balance sheet under Brazilian GAAP to present a condensed consolidated balance sheet in accordance with US GAAP (Note 22(d)(i)). The reclassifications are summarized as follows:

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

•
Under US GAAP, the proportional consolidation of investees and subsidiaries is eliminated and in its place the associated companies are presented using the equity method of accounting and controlled subsidiaries are fully consolidated presenting their respective noncontrolling interests.

•
For purposes of US GAAP, the sale of receivables is not considered a true sale, if the entities do not meet the pre-requisites of a qualifying special purpose entity, as defined by SFAS 140, "Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities - a replacement of SFAS 125", which was amended by SFAS 156, "Accounting for Servicing of Financial Assets". These receivables from clients continue to be reported as receivable balances. The cash proceeds received from the transfer of the receivables are presented as a liability. For purpose of the presentation of the balance sheet, R$ 12,843, R$22,390 and R$ 19,402 were adjusted for US GAAP as at December 31, 2008, 2007 and 2006, reflecting an increase in receivables from clients, which is offset by an increase of a liability.

•
Under Brazilian GAAP, the deferred gain recorded on the acquisition of the Diodon receivables portfolio is recorded on the balance sheet in Negative goodwill on acquisition of subsidiaries. Under US GAAP, the gain is treated as a component of the fair value of the assets acquired.

•
Under Brazilian GAAP certain court-mandated escrow deposits made into court are netted against the corresponding contingency provisions. For purposes of US GAAP, as these do not meet the right of offset criteria, such deposits are presented as assets and not netted against liabilities.

•	Under Brazilian GAAP, debt issuance costs are netted against the loan balance, whereas under US GAAP such costs are presented as deferred expenses in current and non-current assets.

•
Under Brazilian GAAP, deferred income taxes are not netted and assets are shown separately from liabilities. For US GAAP purposes, deferred tax assets and liabilities are netted and classified as current or non-current based on the classification of the underlying temporary difference. Similarly, certain judicial escrow deposits are netted against contingency provisions and debt issuance costs netted against the liabilities under Brazilian GAAP.

•
Under Brazilian GAAP, noncontrolling interests are recorded as minority interests shown separately from equity. For US GAAP purposes, noncontrolling interests are reported within equity of noncontrolling interests in the consolidated financial statements.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

(ix)	Classification of statement of income line items

Under Brazilian GAAP, in addition to the issues noted above, the classification of certain income and expense items is presented differently from US GAAP. The Company has recast its statement of income under the Brazilian GAAP to present a condensed consolidated statement of income in accordance with US GAAP (Note 22(d)(ii)). The reclassifications are summarized as follows:

•
Brazilian listed companies are required to present the investment in jointly-controlled associated companies on the proportional consolidation method. For purposes of US GAAP, the Company has eliminated the effects of the proportional consolidation and reflected its interest in the results of investees on a single line item (Equity in results) in the recast consolidated statement of income under US GAAP.

•
Under Brazilian GAAP, revenue from construction services rendered are recorded net of respective costs incurred to deliver such services, as Construction and services rendered, net as the Company considers it acts as an agent in providing construction services to clients. For purposes of US GAAP, construction service costs are classified in Operating costs as the Company is considered the primary obligor and principal in the arrangement.

•
Interest income and interest expense, together with other financial charges, are displayed within operating income in the statement of income presented in accordance with Brazilian GAAP. Such amounts have been reclassified to non-operating income and expenses in the condensed consolidated statement of income in accordance with US GAAP.

•
Under Brazilian GAAP, income before minority interest is reduced by minority interest to arrive at net income for the year. Under US GAAP, net income is reduced by net income attributable to noncontrolling interests to arrive at net income attributable to Gafisa.

•	The net income differences between Brazilian GAAP and US GAAP (Note 22(b)(i)) were incorporated in the statement of income in accordance with US GAAP.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

(b)	Reconciliation of significant differences between
Brazilian GAAP and US GAAP

(i)	Net income

	Note	2008	2007	2006

Net income under Brazilian GAAP		109,921	91,640	44,010
Revenue recognition - net operating revenue	22(a)(ii)	85,337	(152,064)	(32,970)
Revenue recognition - operating costs	22(a)(ii)	(47,672)	96,215	24,997
Capitalized interest	22(a)(iii)	-	-	30,291
Amortization of capitalized interest	22(a)(iii)	(9,357)	(32,544)	(16,834)
Stock compensation expense from prior periods arising from effect of a change in an accounting principle	22(a)(iv)	-	-	(157)
Stock compensation (expense) reversal	22(a)(iv)	53,819	22,684	(25,091)
Reversal of goodwill amortization of Alphaville	22(a)(vi)	10,734	7,500	-
Reversal of negative goodwill amortization of Redevco and Tenda	22(a)(vi)	(53,819)	-	-
Gain on the transfer of FIT Residencial	22(a)(vi)	205,527	-	-
Business Combination of Tenda	22(a)(vi)	(468)	-	-
Business Combination of Alphaville	22(a)(vi)	(19,185)	(2,917)	-
Fair value option of financial liabilities	22(a)(vii)	(207)	207	-
Other		(356)	370	573
Noncontrolling interests on adjustments above		6,839	1,994	1,873
Deferred income tax on adjustments above		(41,455)	30,377	(1,865)

Net income attributable to Gafisa under US GAAP		299,658	63,462	24,827

Net income attributable to the noncontrolling interests under US GAAP		47,900	4,738	1,125

Net income under US GAAP		347,558	68,200	25,952

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

	Note	2008	2007	2006

Weighted-average number of shares outstanding in the year (in thousands) (i)
Preferred shares		-	-	1,701
Common shares		129,671	126,032	98,796
Earnings per thousand shares
Preferred (i)	22(a)(v)
Basic		-	-	151.77
Diluted		-	-	149.75
Common (i)
Basic		2,310.92	503.55	248.68
Diluted		2,302.43	501.25	245.81
Reconciliation from US GAAP net income attributable to Gafisa to US GAAP net income available to Common shareholders
US GAAP net income		299,658	63,462	24,827
Undistributed earnings for preferred shareholders (basic earnings)		-	-	(258)

US GAAP net income available to Common shareholders (basic earnings)		299,658	63,462	24,569

Reconciliation from US GAAP net income attributable to Gafisa to US GAAP net income available to Common shareholders
US GAAP net Income		299,658	63,462	24,827
Undistributed earnings for preferred shareholders (diluted earnings)		-	-	(259)

US GAAP net income available to common shareholders (diluted earnings)		299,658	63,462	24,568

(i)	All share amounts have been adjusted retrospectively to reflect the share split on January 27, 2006.

(ii)	Shareholders' equity

	Note	2008	2007	2006

Shareholders' equity under Brazilian GAAP		1,612,419	1,498,728	807,433
Revenue recognition - net operating revenue	22(a)(ii)	(344,635)	(185,034)	(32,970)
Revenue recognition - operating costs	22(a)(ii)	217,327	121,212	24,997
Capitalized interest	22(a)(iii)	99,897	99,897	99,897
Amortization of capitalized interest	22(a)(iii)	(94,126)	(84,769)	(52,225)
Liability-classified stock options	22(a)(iv)	(2,221)	(29,356)	(34,220)
Receivables from clients - SFAS 140	22(a)(vii)	12,843	22,390	19,402
Liability assumed - SFAS 140	22(a)(vii)	(12,843)	(22,390)	(19,402)
Financial liability - SFAS 157		-	207	-
Reversal of goodwill amortization of Alphaville	22(a)(vi)	18,234	7,500	-
Reversal of negative goodwill amortization of Redevco and Tenda	22(a)(vi)	(53,819)	-	-
Gain on the transfer of FIT Residencial	22(a)(vi)	205,527	-	-
Business Combination – Tenda	22(a)(vi)	16,404	-	-
Business Combination – Alphaville	22(a)(vi)	(22,102)	(2,917)	-
Other		266	(339)	(31)
Noncontrolling interests on adjustments above		20,237	185	(3,809)
Deferred income tax on adjustments above		49,687	16,556	(13,821)

Gafisa shareholders' equity under US GAAP		1,723,095	1,441,870	795,251

Noncontrolling interests under US GAAP		451,342	39,576	1,050

Total shareholders’ equity under US GAAP		2,174,437	1,481,446	796,301

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

Condensed changes in shareholders'
equity under US GAAP

	2008	2007	2006

At beginning of the year	1,481,446	796,301	290,801
Capital increase, net of issuance expenses	7,671	476,159	490,758
Capital increase - Alphaville	-	134,029	-
Net income attributable to Gafisa	299,658	63,462	24,827
Minimum mandatory dividend	(26,104)	(26,981)	(10,938)
Additional 2006 dividends	-	(50)	-
Noncontrolling interests	411,766	38,526	853

At end of the year	2,174,437	1,481,446	796,301

Condensed shareholders' equity
under US GAAP

	2008	2007	2006

Shareholders' equity
Common shares, comprising 129,962,546 shares outstanding (2007 - 129,452,121; 2006 - 103,369,950)	1,199,498	1,191,827	583,305
Treasury shares	(14,595)	(14,595)	(43,571)
Appropriated retained earnings	538,192	182,861	177,180
Unappropriated retained earnings	-	81,777	78,337

Total Gafisa shareholders’ equity	1,723,095	1,441,870	795,251

Noncontrolling interests	451,342	39,576	1,050

Total shareholders’ equity	2,174,437	1,481,446	796,301

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

(c)	US GAAP supplemental information

(i)	Recent US GAAP accounting pronouncements

The FASB recently issued a number of SFAS and interpretations, as follows:

(a)	Accounting pronouncements adopted

In September 2006, the FASB issued SFAS 157, "Fair value measurements", which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. The adoption of SFAS 157 did not generate a material impact on the Company's financial position, except for certain required disclosures about fair value measurements (Note 22 (c) (iii)).

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of SFAS no. 115". SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company adopted SFAS 159 at January 1, 2008 and elected to adopt the fair value option for working capital loan denominated in foreign currency (Note 9).

On September 12, 2008, the FASB issued an FASB Staff Position - FSP that introduces new disclosure requirements for credit derivatives and guarantees and clarifies the effective date of SFAS 161, "Disclosures about Derivative Instruments and Hedging Activities". The new disclosure requirements are designed to result in similar disclosures for financial instruments with similar risks and rewards relating to credit risk, regardless of their legal form. For some companies, the additional disclosures may be significant, particularly given the increased use in recent years of credit default swaps to manage and gain exposure to particular credit risks. This FSP is effective for fiscal years, and interim periods within those fiscal years, ending after December 15, 2008. The adoption of this FSP did not generate a material impact on the Company's financial disclosures.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

(b)	Accounting pronouncements
not yet adopted

In December 2007, the FASB issued SFAS 141 (revised 2007), "Business Combination", which replaces SFAS 141, (issued 2001) Business Combinations. This Statement retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141 did not define the acquirer, although it included guidance on identifying the acquirer, as does this Statement. This Statement's scope is broader than that of SFAS 141, which applied only to business combinations in which control was obtained by transferring consideration.

The result of applying SFAS 141's guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values, a practice that provided less relevant, representationally faithful, and comparable information than will result from applying this Statement. In addition, this Statement's requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer, which improves the completeness of the resulting information and makes it more comparable across entities. By applying the same method of accounting, the acquisition method, to all transactions and other events in which one entity obtains control over one or more other businesses, this Statement improves the comparability of the information about business combinations provided in financial reports. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this Statement is the same as that of the related SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements". The Company will apply such pronouncement on a prospective basis for each new business combination.

In December 2007, the FASB issued SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51", which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this Statement is the same as that of the related SFAS 141(R). This Statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

presentation and disclosure requirements have been applied retrospectively for all periods presented.

In March 2008, the FASB issued SFAS 161, "Disclosures about Derivative Instruments and Hedging Activities". The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.

In May 2008, the FASB issued SFAS 162, "The Hierarchy of Generally Accepted Accounting Principles", which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US GAAP. This Statement shall be effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board - PCAOB amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles".

(ii)	Additional information - stock option plan

The Company has adopted the modified prospective transition method of SFAS 123R and the liability-classified awards were measured at fair market value as of January 1, 2006. The assumptions were: weighted historical volatility of 29%; expected dividend yield of 0%; annual risk-free interest rate of 8%, and; expected average total lives of 1.6 years.

The adoption of SFAS 123R resulted in a charge for the cumulative effect in the change in an accounting principles of R$ (157).

As of December 31, 2008, all the liability-classified awards were remeasured at their fair value and amounted to R$ 2,221 (2007 - R$ 29,356, 2006 - R$ 34,220). The reversal of stock compensation expense (General and administrative expenses) related to the stock option plans totaled a reversal of R$ 27,681 in the year ended December 31, 2008 (2007 - reversal of R$ 4,864, 2006 - expense of R$ (34,220)). The assumptions were: weighted historical volatility of 50% (2007 - 47%, 2006 - 50%); expected dividend yield of 0.3% (2007 - 0.6%, 2006 - 0%); average annual risk-free interest rate of 12% (2007 - 12%, 2006 - 8%), and; expected average total lives of 2.6 years in 2008 and 2007 (2006 - 3.2 years). As of December 31, 2008, the compensation cost related to nonvested stock options to be recognized in future periods was R$ 2,011 (2007 - R$ 14,063; 2006 - R$ 8,385) and its weighted average recognition period was approximately 2.6 years in 2008 and 2007 (2006 - 3.2 years).

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

The pro forma disclosure of net income and earnings per share (both basic and diluted) for the year ended December 31, 2006 had the prior method under APB 25, Accounting for Stock Issued to Employees, been applied, is presented below:

2006

Net income for the year
As reported	24,827
Plus - reversal of stock compensation recorded based on the fair value method of SFAS 123R	34,220
Less - stock compensation based on APB 25	(29,093)

Pro forma net income for the year	29,954

Basic income per share - R$ per thousand shares (*)
Preferred shares - as reported	151.77
Preferred shares - pro forma	207.79
Common shares - as reported	248.68
Common shares - pro forma	299.61

Dilutive income per share - R$ per thousand shares (*)
Preferred shares - as reported	149.75
Preferred shares - pro forma	205.02
Common shares - as reported	245.81
Common shares - pro forma	296.15

(iii)	Fair value of financial instruments

(a)	SFAS 157 adoption

The Company adopted SFAS 157, effective January 1, 2008, (Note 22 (a) (viii)), which, among other things, requires enhanced disclosures about assets and liabilities carried at fair value.

As defined in SFAS 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). However, as permitted under SFAS 157, the Company utilizes a mid-market pricing convention (the mid-point price between bid and ask prices) as a practical expedient for valuing the majority of its assets and liabilities measured and reported at fair value. The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company primarily applies the market approach for recurring fair value

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observability of those inputs. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy defined by SFAS 157 are as follows:

(i)
Level 1 - quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives and listed equities.

(ii)
Level 2 - pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange-traded derivatives such as over-the-counter forwards and options.

(iii)
Level 3 - pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value. At each balance sheet date, the Company performs an analysis of all instruments subject to SFAS 157 and includes in Level 3 all of those whose fair value is based on significant unobservable inputs.

The following table sets forth by level within the fair value hierarchy the company's financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2008. As required by SFAS 157, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

	Fair value measurements at December 31, 2008

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Liabilities
Marketable securities	-	455,036	-	455,036
Derivatives	-	86,752	-	86,752

Liabilities
Working capital loans	-	313,557	-	313,557

(b)	Fair value measurements

The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. Potential income tax ramifications related to the realization of unrealized gains and losses that would be incurred in an actual sale or settlement have not been taken into consideration.

The carrying amounts for cash and cash equivalents, trading debt securities, accounts and notes receivable and current liabilities approximates their fair values. The fair value of long-term debt is based on the discounted value of contractual cash flows. The discount rate is estimated based on the market forecasted curves for the remaining cash flow of each obligation.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

The estimated fair values of financial instruments are as follows:

		2008		2007		2006

	Carrying amounts	Fair value	Carrying amounts	Fair value	Carrying amounts	Fair value

Financial assets
Cash and cash equivalents	510,504	510,504	512,185	512,185	260,919	260,919
Restricted cash	76,928	76,928	9,851	9,851	-	-
Receivables from clients, net - current portion	1,060,845	1,060,845	269,363	269,363	184,595	184,595
Receivables from clients, net - non current portion	720,298	720,298	505,073	505,073	259,174	259,174

Financial liabilities
Loans and financing	1,018,208	1,010,278	437,334	437,217	38,378	38,378
Debentures	506,930	506,930	249,190	249,190	251,038	251,038
Trade accounts payable	103,592	103,592	82,334	82,334	24,680	24,680
Derivatives	86,752	86,752	5,857	5,857	-	-

(d)	US GAAP condensed consolidated
financial information

The financial information under US GAAP reflects the retrospective adoption of SFAS No, 160, "Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51" as of and for the three years ended December 31, 2008, 2007 and 2006.

Based on the reconciling items and discussion above, the Gafisa S.A. consolidated balance sheet, statement of income, and statement of changes in shareholders' equity under US GAAP have been recast in condensed format as follows:

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

(i)	Condensed consolidated balance
sheets under US GAAP

	2008	2007	2006

Assets
Current assets
Cash and cash equivalents	510,504	512,185	260,919
Restricted cash	76,928	9,851	-
Receivables from clients	1,060,845	269,363	184,595
Properties for sale	2,058,721	990,877	419,998
Other accounts receivable	127,150	101,279	303,258
Prepaid expenses	27,732	45,003	33,750
Investments	49,135	46,249	53,804
Property and equipment	50,852	27,336	8,146
Intangibles	219,615	184,656	-
Other assets
Receivables from clients	720,298	505,073	259,174
Properties for sale	149,403	149,403	63,413
Deferred taxes	35,067	-	-
Other	93,153	47,765	46,829

Total assets	5,179,403	2,889,040	1,633,886

Liabilities and shareholders' equity
Current liabilities
Short-term debt, including current portion of long-term debt	430,853	59,196	17,202
Debentures	64,930	9,190	11,038
Obligations for purchase of land	278,745	244,696	106,213
Materials and services suppliers	103,592	82,334	24,680
Taxes and labor contributions	112,729	60,996	36,434
Advances from clients - real estate and services	176,958	26,485	3,938
Credit assignments	46,844	1,442	1,358
Acquisition of investments	25,296	48,521	-
Dividends payable	26,106	26,981	10,938
Others	85,445	73,541	202,368
Long-term liabilities
Loans	587,355	378,138	21,176
Debentures	442,000	240,000	240,000
Deferred income tax	-	3,728	828
Obligations for purchase of land	225,639	73,056	98,398
Others	398,474	79,290	63,014

Shareholders' equity
Total Gafisa shareholders’ equity	1,723,095	1,441,870	795,251
Noncontrolling interests	451,342	39,576	1,050

Total shareholders’ equity	2,174,437	1,481,446	796,301

Total liabilities and shareholders' equity	5,179,403	2,889,040	1,633,886

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

(ii)	Condensed consolidated statements of
income under US GAAP

	2008	2007	2006

Gross operating revenue
Real estate development and sales	1,717,930	1,091,071	693,591
Construction and services rendered	37,369	35,053	66,941
Taxes on services and revenues	(62,593)	(35,492)	(85,792)

Net operating revenue	1,692,706	1,090,632	674,740

Operating costs (sales and services)	(1,198,256)	(865,756)	(503,172)

Gross profit	494,450	224,876	171,568

Operating expenses
Selling, general and administrative	(306,134)	(192,025)	(139,053)
Other	163,363	1,595	(135)

Operating income	351,679	34,446	32,380
Non-operating income (expenses)
Financial income	99,335	48,924	55,158
Financial expenses	(59,137)	(21,681)	(51,136)

Income before income tax, equity in results and noncontrolling interests	391,877	61,689	36,402

Taxes on income
Current	(21,575)	(21,559)	(2,248)
Deferred	(49,001)	19,571	(8,939)

Income tax and social contribution expense	(70,576)	(1,988)	(11,187)

Income before equity in results, cumulative effect of a change in accounting principles and noncontrolling interests	321,301	59,701	25,215
Equity in results	26,257	8,499	894
Stock compensation expense related to cumulative effect of a change in accounting principles	-	-	(157)

Net income	347,558	68,200	25,952
Less: Net income attributable to the noncontrolling interests	(47,900)	(4,738)	(1,125)

Net income attributable to Gafisa	299,658	63,462	24,827

Reconciliation from US GAAP net income to US GAAP net income available to Common shareholders
US GAAP net income	299,658	63,462	24,827
Undistributed earnings for Preferred shareholders (Basic earnings)	-	-	(258)

US GAAP net income available to Common shareholders (Basic earnings)	299,658	63,462	24,569

Reconciliation from US GAAP net income to US GAAP net income available to Common shareholders
US GAAP net Income	299,658	63,462	24,827
Undistributed earnings for Preferred shareholders (Diluted earnings)	-	-	(259)

US GAAP net income available to Common shareholders (Diluted earnings)	299,658	63,462	24,568

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

(iii)	Additional information - taxes

Change in the valuation allowance for net operating losses was as follows:

	2008	2007	2006

At January 1	(16,407)	(7,230)	-
Valuation allowance - relates to jointly-controlled subsidiaries subject to the taxable profit regime	5,577	(9,177)	(7,230)

At December 31	(10,830)	(16,407)	(7,230)

The Company adopted the provisions of FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), on January 1, 2007 which requires it to record the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured and recorded as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority.

The adoption of FIN 48 did not have any impact in the Company's statement of income and financial position and did not result in a cumulative adjustment to retained earnings at adoption. As of December 31, 2008 and 2007, the Company has no amount recorded for any uncertainty in income taxes.

The Gafisa S.A. and its subsidiaries file income tax returns in Brazil and other foreign federal and state jurisdictions. Brazilian income tax returns are normally open to audit for five years.

(iv)	Statement of comprehensive income

Under Brazilian GAAP, the concept of comprehensive income is not recognized. Under US GAAP, SFAS 130, Reporting Comprehensive Income, requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and other comprehensive income that include charges or credits directly to equity which are not the result of transactions with owners. In the case of the Company, comprehensive income is the same as net income.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2008, 2007 and 2006
In thousands of Brazilian reais, unless otherwise stated

(v)	Summarized financial information

The following table presents condensed combined financial information prepared under Brazilian GAAP of the significant investments in unconsolidated affiliates accounted for under the equity method. The significant investments include Gafisa SPE 26 Ltda. for the year ended December 31, 2006:

Combined condensed statement of income - year ended December 31,	2006

Net operating revenue	34,987
Operating costs	(29,052)
Income before taxes	(5,495)
Loss for the year	(7,417)

No investments were deemed to be significant as at and for the year ended December 31, 2008 and 2007.

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